SouthFirst Bancshares

SOUTHFIRST BANCSHARES, INC.

2004

ANNUAL REPORT

SouthFirst Bancshares, Inc. (SouthFirst") is a thrift holding company headquartered in Sylacauga, Alabama, operating through its wholly-owned subsidiary, First Federal of the South ("First Federal"). SouthFirst was incorporated under the laws of the State of Delaware in April of 1994, as a mechanism to enhance First Federal's ability to serve its customers' requirements for financial services. The holding company structure provides flexibility for expansion of SouthFirst's business through the acquisition of other financial institutions and other businesses and through the provision of additional services.

First Federal, chartered in 1949 as a federally-chartered mutual savings and loan association, is a full-service bank with limited trust powers, which trust powers are exercised through its wholly-owned subsidiary, Pension & Benefit Trust Company ("Pension & Benefit"). First Federal operates as a locally-owned bank that targets primarily the banking needs of individuals, professionals and small to medium sized businesses. With an emphasis on providing professional service, First Federal offers a full range of deposit services, including interest and non-interest-bearing checking, savings and certificates of deposit accounts, individual retirement accounts, commercial loans, real estate loans, savings/installment loans and construction loans, and, in addition, provides consumer services, such as travelers checks, cashier's checks, safe deposit boxes, bank-by-mail services and direct deposit. Further, First Federal, through Pension & Benefit, provides trust services to employee benefit plans, including 401(k) plans, profit-sharing plans, and employee stock option plans. First Federal is a member of the Federal Home Loan Bank System and the Federal Deposit Insurance Corporation.

Table of Contents

SouthFirst Bancshares, Inc.

Dear Shareholders:

The Board of Directors and Management and of SouthFirst Bancshares would like to thank our shareholders, customers and staff for their continued support.

The Company continued to generate core earnings from our lending activities, which generate fee income and interest income, primarily through our full service lending facilities of First Federal of the South, which are located in Sylacauga, Talladega and Clanton, as well as from First Federal's wholly owned subsidiary, SouthFirst Mortgage, Inc., located in Birmingham. Revenue diversification is obtained from the operations of Pension & Benefit Trust Company; First Federal's other wholly owned subsidiary. Net income for fiscal 2004 was adversely affected by reserves established on a residential real estate development project located in the Birmingham area. We have aggressively marketed this project for sale, and fully expect to resolve the issue during fiscal 2005. We remain dedicated to increasing the level of core income generated by the Company, achieving market rate shareholder returns and enhancing shareholder value over the long term.

This year we will be concentrating on continued improvements in asset quality and the net interest margin, along with improved operating efficiencies and meeting new regulatory requirements as they relate to the Bank Secrecy Act and the Patriot Act as well as offering new products and services.

Please be aware that the Board of Directors is committed to building shareholder value in a safe and prudent manner while continuing the commitment to serve our customers and community in the best way possible.

The Board of Directors

126 North Norton Avenue • P.O. Box 167 ◦ Sylacauga, Alabama 35150
(256) 245-4365 • 1-800-239-1492 • Fax (256) 245-6341 ◦ (256) 245-6388

Financial Highlights

Financial Condition

	At September 30,				
	2004	2003	2002	2001	2000
Total Amount of:					
Assets	$ 141,533	$ 133,654	$ 141,615	$ 151,194	$ 161,026
Loans	$ 95,667	$ 85,491	92,985	101,135	108,354
Collateralized mortgage obligations	$ 882	$ 1,456	5,115	13,494	13,602
Mortgage-backed securities	$ 8,350	$ 8,175	11,679	9,127	10,096
Investments	$ 20,623	$ 22,969	13,087	13,560	16,366
Deposits	$ 97,793	$ 93,558	96,483	99,056	105,363
Borrowed funds	$ 31,589	$ 27,001	29,058	35,605	38,889
Retained earnings	$ 5,195	$ 6,148	6,457	6,250	7,186
Stockholders' equity	$ 10,356	$ 11,677	13,878	14,283	14,925

Results of Operations

	2004	2003	2002	2001	2000
			In thousands		
Net interest income	$ 4,309	$ 3,892	$ 3,797	$ 3,908	$ 4,776
Provision for loan losses (benefit)	1,357	550	(668)	858	6
Other income	3,239	3,742	3,033	2,311	2,099
Other expense	7,042	6,897	6,407	6,025	5,299
Income (loss) before taxes	(851)	187	1,091	(664)	1,570
Income tax expense (benefit)	(323)	71	421	(242)	609
Net income (loss)	(528)	116	670	(422)	961
Per common share data					
Net income (loss)	$ (0.74)	$ 0.16	$ 0.82	$ (0.47)	$ 1.06
Cash Dividend Declared	$ 0.60	$ 0.60	$ 0.60	$ 0.60	$ 0.60

MARKET FOR SOUTHFIRST'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS

As of Decmeber 21, 2004, SouthFirst's Common Stock was held by approximately 304 persons. SouthFirst's Common Stock trades on the American Stock Exchange, under the symbol "SZB." The following data reflects, by fiscal quarter, the high and low sale prices, as well as cash dividends declared for each quarter from October 1, 2001 through September 30, 2004:

	High Sale	Low Sale	Cash Dividends Declared[1]
Fiscal Year Ended September 30, 2004			
First Quarter ended December 31, 2003	17 1/3	15 1/2	$ 106,500
Second Quarter ended March 31, 2004	17 4/5	16	106,501
Third Quarter ended June 30, 2004	18 3/4	15 5/9	106,495
Fourth Quarter ended September 30, 2004	16 3/4	15 1/7	106,487
Fiscal Year Ended September 30, 2003			
First Quarter ended December 31, 2002	14	11 3/5	$ 121,076
Second Quarter ended March 31, 2003	15	13 5/9	116,876
Third Quarter ended June 30, 2003	15 1/7	13 4/9	107,801
Fourth Quarter ended September 30, 2003	15 1/3	14	107,794

(1) Certain cash dividends associated with SouthFirst's Management Recognition Plans and Employee Stock Option Plan shares are reflected as compensation expense in the consolidated financial statements. See "Item 10. EXECUTIVE COMPENSATION — Management Recognition Plans" and "— Employee Stock Ownership Plan," in Form 10-KSB.

Holders of SouthFirst Common Stock are entitled to receive such dividends as may be declared by SouthFirst's Board of Directors. The amount and frequency of cash dividends will be determined in the judgment of SouthFirst's Board of Directors based upon a number of factors, including the company's earnings, financial condition, capital requirements, and other relevant factors. SouthFirst management presently intends to continue its present dividend policies. See "Item 1. BUSINESS — Supervision and Regulation — Regulation of First Federal — Dividends and Other Capital Distribution Limitations," in Form 10-KSB.

The amount of dividends payable by First Federal is limited by law and regulation. The need for First Federal to maintain adequate capital also limits dividends that may be paid to SouthFirst. Although Federal Reserve policy could restrict future dividends on SouthFirst Common Stock, such policy places no current restrictions on such dividends. See MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS — Capital Resources" and "Item 1. BUSINESS — Supervision and Regulation — Regulation of First Federal — Dividends and Other Capital Distribution Limitations," in Form 10-KSB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is designed to provide a better understanding of the major factors that affected SouthFirst's results of operations and financial condition for the referenced periods.

The purpose of this discussion is to focus on significant changes in the financial condition and results of SouthFirst's operations during the two-year period ended September 30, 2004 This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

Forward Looking Statements

As stated in the opening paragraph to this Annual Report on Form 10-KSB, entitled "Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995," this Annual Report on Form 10-KSB contains certain forward-looking statements, including management's discussion and analysis of financial condition and results of operation under Management's Discussion and Analysis of Financial Condition and Results of Operations. While SouthFirst believes that the statements contained in this Management's Discussion and Analysis of Financial Condition and Results of Operations, and throughout this Annual Report on Form 10-KSB, are accurate, SouthFirst's business is dependent upon general economic conditions and various conditions specific to its industry. Future trends and conditions could cause actual results to differ materially from the forward-looking statements made herein.

Results of Operations

Net Income

For the fiscal year ended September 30, 2004, net income decreased $643,799 (555.65%) from net income of $115,864 in fiscal 2003. Earnings/(loss) per common share was ($0.74) and $0.16 for the fiscal years ended September 30, 2004 and 2003, respectively. The decrease in net income for fiscal 2004 was due primarily to an increase in loan loss reserves, an increase in non-interest expense and a decrease in non-interest income. First Federal's net interest income after provision for loan losses decreased $391,172 (11.7%) during fiscal 2004, from $3,342,849 to $2,951,677. This decrease was primarily attributable to an increase in the provision for loan losses of $807,334, from an expense of $549,603 at September 30, 2003 compared to an expense of $1,356,937 for the fiscal year ended September 30, 2004, the reasons for which are discussed below under the heading "Provision for Loan Losses." This decrease in net interest income was partially offset by an increase in net interest income before provision for loan losses in the amount of $416,162, (10.7%) resulting primarily from the changes in balances and the effect in the changes in interest rates between interest-earning assets and interest-bearing liabilities. Fee income received by Pension and Benefit Trust Company increased $350,435 (28.5%) during fiscal 2004, from $1,231,622 to $1,582,057. The gain from the sale of loans decreased $451,064 (38.5%) from $1,170,453 to $719,389. Other expenses increased $144,905 (2.1%) from $6,897,411 to $7,042,316 during fiscal 2004.

For the fiscal year ended September 30, 2003, net income decreased $554,941 (82.73%) from net income of $670,805 in fiscal 2002. Earnings (losses) per common share were $0.16 for the fiscal year ended September 30, 2003. The decrease in net income for fiscal 2003 was due primarily to an increase in the provision for loan losses and an increase in non-interest expense.

The components of net income discussed in the preceding paragraphs are discussed more fully below.

Net Interest Income

Net interest income was $4,308,614 for the twelve months ended September 30, 2004, which represents an increase of $416,162 (10.7%) from fiscal 2003. Net interest income is the difference between the interest earned on loans, investment securities and other earning assets and the interest cost associated with deposits and borrowed funds. The increase in 2004 is primarily due to an increase in the net interest rate spread. The net interest rate spread increased as rates on interest-earning assets decreased twenty-nine (29) basis points to 5.80% and the cost of funds also decreased sixty-one (61) basis points to 2.32%. The combined effect of the changes in average balances and the changes in rates above resulted in an increase in net interest income.

Net interest income was $3,892,452 for the twelve months ended September 30 2003. The increase of $95,056 (2.5%) over the comparable twelve months of 2002 was primarily the result of an increase in the interest rate spread of thirty (30) basis points from 2.86% at September 30, 2002 to 3.16% at September 30, 2003.

First Federal's Asset/Liability Committee ("ALCO") conducts a gap analysis in order to assist in analyzing the yields on earning assets and the rates paid on interest-bearing liabilities. There can be no assurance, however, that such analysis will positively affect earnings.

Rate/Volume Variance Analysis

The following table sets forth information regarding the extent to which changes in interest rates, changes in volume of interest assets, and changes in volume of interest related assets and liabilities have affected First Federal's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided for changes attributable to (i) changes in volume (change in volume multiplied by old rate), (ii) changes in rates (change in rate multiplied by old volume) and (iii) changes in rate/volume (change in rate multiplied by change in volume). Changes in rate/volume have been allocated proportionately between changes in volume and changes in rates.

	Year Ended September 30,								
	2004 vs. 2003 Increase (Decrease) Due to			2003 vs. 2002 Increase (Decrease) Due to			2002 vs. 2001 Increase (Decrease) Due to		
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(Dollar amounts in thousands)								
Interest income:									
Securities	$ 167	$ (30)	$ 197	$(215)	$ 4	$ (211)	$(286)	$ (400)	$ (686)
Loans receivable	(152)	(301)	(513)	(154)	(726)	(880)	(534)	(1,145)	(1,679)
Total interest income	15	(331)	(316)	(369)	(722)	(1,091)	(820)	(1,545)	(2,365)
Interest expense:									
NOW accounts	(1)	(43)	(44)	1	(81)	(80)	14	(31)	(17)
Money market demand	-	-	-	-	(1)	(1)	(1)	-	(1)
Passbook savings	(1)	(47)	(48)	1	(106)	(105)	4	(41)	(37)
CDs other than Jumbos	25	(567)	(542)	(57)	(749)	(806)	(314)	(899)	(1,213)
Jumbos	(139)	(13)	(152)	68	(46)	22	(10)	(208)	(218)
Borrowed funds	148	(94)	54	(194)	(22)	(216)	(185)	(584)	(769)
Total interest expense	32	(764)	(732)	(181)	(1,005)	(1,186)	(492)	(1,763)	(2,255)
Change in net interest income	$ (17)	$ 433	$ 416	$(188)	$ 283	$ 95	$(328)	$ 218	$ (110)

Interest Income

Interest income is a function of both the volume of interest earning assets and their related yields. Interest income was $7,121,000, $7,436,000 and $8,527,000 for the twelve months ended September 30, 2004, 2003 and 2002, respectively. Average interest earning assets increased $524,000 (.43%) during 2004, decreased $6,472,000 (5.0%) during 2003 and decreased $12,945,000 (9.1%) during 2002. The yield for 2004, 2003 and 2002 decreased primarily due to rates on mortgage and residential construction loans decreasing during the year. Interest and fees on loans were $5,436,000, $5,948,000 and $6,828,000 for the twelve months ended September 30, 2004, 2003 and 2002, respectively. Although actual loans receivable increased substantially during fiscal 2004, average loan balances decreased approximately $2,600,000 (2.7%). This decrease in average balances is attributable to the sale of approximately $6,400,000 in commercial, residential mortgage and other consumer loans as the result of the sale of the Centreville branch office in Centreville, Alabama to First Financial Bank in

Bessemer, Alabama occurring during the last quarter of fiscal 2003. The sale of these loans resulted in the decrease in average loans receivable in fiscal 2003 of approximately $2,400,000.

Interest income on total securities available-for-sale decreased $95,000 (6.8%) to $1,302,000 in 2004. The average balance outstanding of securities available-for-sale decreased $3,038,000 (11.2%) to $24,200,000 in 2004, decreased $3,670,000 (11.9%) to $27,238,000 in 2003, and decreased $5,612,000 (15.4%) to $30,907,000 in 2002. The yields on securities available-for-sale were 5.38% in 2004 and 5.13% in 2003. Interest income on securities available-for-sale decreased $203,000 (12.7%) in 2003 from 2002.

Interest income on securities held-to-maturity increased approximately $345,000 in 2004. This increase in interest income is the result of the re-classification of approximately $16,000,000 from available-for-sale to held-to-maturity investments during the third quarter of fiscal 2004. The yield earned on securities held to maturity was 5.50% at September 30, 2004.

Interest Expense

Total average interest-bearing liabilities were $121,142,000, $120,924,000 and $125,364,000 for fiscal years 2004, 2003, and 2002, respectively. Interest bearing liabilities increased by $218,000 (0.2%) in 2004, decreased by $4,439,000 (3.5%) in 2003, and decreased $10,636,000 (7.8%) in 2002. The rates paid on these liabilities decreased by 61 basis points to 2.32% in 2004, decreased by 84 basis points to 2.93% in 2003, and increased by 137 basis points to 3.77% in 2002. Total interest expense was $2,812,000, $3,544,000 and $4,730,000 for 2004, 2003, and 2002, respectively, which represents a decrease of $732,000 (20.6%), a decrease of $1,186,000 (25.1%), and a decrease of $2,254,000 (32.3%), during 2004, 2003, and 2002, respectively. The decrease in 2004 was primarily due to the decrease in interest rates. The decrease in 2003 and 2002 was primarily due to the decrease in interest-bearing liabilities, along with the reduction in interest rates.

Interest on deposits, the primary component of total interest expense decreased to $1,735,000 in 2004, decreased to $2,521,000 in 2003 and decreased to $3,491,000 in 2002. The average balance of interest-bearing deposits decreased to $91,900,000 in 2004 from $95,707,000 in 2003, representing a decrease of $3,806,000 (4.0%). In 2003, the balance of $95,707,000 represented an increase of $344,000 (0.4%) from the balance of $95,363,000 in 2002.

Interest expense on borrowed funds, including both short-term and other borrowed funds was $1,077,000, $1,023,000 and $1,239,000 for fiscal 2004, 2003 and 2002, respectively. Interest expense increased in 2004 approximately $54,000 (5.3%) from fiscal 2003. Although interest rates on borrowed funds decreased 38 basis points to 3.68% from 4.06%, average balances increased from $25,218,000 to $29,242,000 in fiscal 2004, representing an increase of approximately $4,000,000 (16.0). The decrease in 2003 and 2002 was primarily due to lower interest rates, along with principal reductions in average borrowings of approximately $4,800,000 and $4,471,000, respectively. The average balance of FHLB advances outstanding was $22,124,000, $22,340,000 and $27,044,000 for 2004, 2003, and 2002, respectively. The average balance of total borrowed funds, including both short-term and other borrowed funds was $29,242,000, $25,218,000 and $30,001,000 for 2004, 2003 and 2002, respectively.

Provision for Loan Losses

The provision for loan losses is based on management's current assessment of the risk in the loan portfolio and is influenced primarily by the amount of recent loan losses. The provision for loan losses (benefit) was $1,356,937, $549,603, and ($667,650) for fiscal 2004, 2003 and 2002, respectively. The amount of the provision for loan losses for fiscal 2004 is primarily the result of the write down of an acquisition and development loan in Columbiana, Alabama, which entered into foreclosure in January 2004. At the date of foreclosure, this loan had a disbursed balance of approximately $1,948,000, with previously recognized allowances of approximately $525,000. At the time of foreclosure, the fair value of the property was estimated to be $500,000. The year to date provision also includes approximately $312,000 of additional general loan loss reserves recorded to increase the balance in allowance for loan losses to an appropriate level, based on continuing reviews of asset quality. The amount of the provision for loan losses for fiscal 2003 is primarily the result of a specific reserve for approximately $525,000 relative to the above mentioned acquisition and development loan. As of September 30, 2003, the disbursed balance on this loan was approximately $1,790,000. (See Allowance for Loan Losses and Risk Elements for further discussion.) The amount of the provision for loan losses for fiscal 2002 is primarily the result of a reversal of an additional provision for a loan, which defaulted, in the fourth quarter of fiscal 2001 in the principal amount of $657,000. This loan was made to Vawter Properties and Resources, LP, an Alabama limited partnership whose general partner is Charles R. Vawter, Jr., a former director of the Company and the Bank, and who also personally guaranteed the loan. The total of the loan loss and the related expenses associated with this loan in the fourth quarter of 2001 was $713,000, including the loss of principal and unpaid interest, as well as related legal and accounting expenses. The Bank brought suit against Mr. Vawter, Vawter Properties and Resources, LP, and other related parties to recover the total amount of the loan loss and related expenses. A settlement was reached on August 28, 2002, for which the bank received $761,000.

First Federal's provision for loan losses also reflects management's current assessment of economic and other factors which management deems relevant to its risk analysis, including loan concentrations in particular markets, economic activity in particular markets, certain regulatory requirements regarding loan loss reserves and related safety and soundness issues, as well as management's view of the general economic outlook.

As previously discussed, the loan portfolio is comprised primarily of one-to-four family residential mortgage loans and residential construction loans. The one-to-four family residential mortgage loans are originated in First Federal's primary market area of Talladega and Chilton County, Alabama. Management believes that the credit risks associated with this type of loan are significantly lower than other loan types.

Although residential construction loans have characteristics of relatively higher credit risks, such as concentrations of amounts due from a smaller number of borrowers and dependence on the expertise of the builder, management believes that its residential construction lending policies and procedures reduce the credit risks associated with this type of loan, and that its current provisions for loan losses in the construction loan portfolio (1%) is adequate in light of these policies and procedures. First Federal entered the residential construction lending area in 1994 by purchasing the portfolio of another Alabama thrift. A significant portion of First Federal's residential construction loans were originated in Hoover, Alabama, a suburb of Birmingham and one of the most affluent areas of the state. Since acquiring the portfolio, First Federal has not suffered a significant loss on a residential construction loan.

Significant write-offs in fiscal 2004 consisted of the acquisition and development loan mentioned above, and other charge-offs for various types of consumer loans of approximately $103,000. Significant write-offs in fiscal 2003 consisted primarily of a commercial real estate loan in Clanton, Alabama, which was foreclosed and subsequently sold in 2003. There were no significant charge-offs in 2002. In addition, management has also specifically reserved approximately $395,000, of which approximately $316,000 is reserved on a commercial loan to a used automobile dealership, and approximately $79,000 on other types of consumer loans. Management believes the allowances for loan losses at September 30, 2004 ($911,964) to be an adequate level relative to the total loan portfolio and to non-performing loans, and in light of the other factors, which are relevant to the assessment of risks in the loan portfolio.

Future additions to the allowance may be necessary based on changes in economic conditions and other factors. In addition, various regulatory agencies periodically review First Federal's allowance for loan losses and may require First Federal to recognize additions to the allowance based upon and analysis of information available at the time of their review.

Other Income

Other income decreased $502,000 (13.4%) in 2004 from $3,742,000 in 2003. Other income increased $708,000 (23.3%) in 2003 from $3,033,000 in 2002. The decrease in 2004 was due to a decrease in the gain on the sale of mortgage loans from $1,170,000 to $719,000, a decrease in the gain from the sale of securities available-for-sale from $238,000 to $84,000, and a decrease in the profit from the sale of deposits of $250,000, which was a one-time profit as a result of the sale of the Centreville branch location in the fourth quarter of fiscal 2003. Service charges and other fees decreased from $569,000 to $546,000, while other income decreased from

$345,000 to $314,000. Off-setting these decreases in income are increases in fee income generated from Pension & Benefit Trust Company from $1,232,000 to $1,582,000 and a decrease in the loss from the sale of foreclosed and other assets from $70,000 to $7,000. The increase in 2003 was due to an increase in fee income from Pension & Benefit Trust Company from $1,173,000 to $1,232,000, an increase in the gain from the sale of mortgage loans from $612,000 to $1,170,000, and a gain from service charges and other fees from $448,000 to $569,000.

The gain on sale of mortgage loans decreased $451,000 (38.5%) in 2004, increased $558,000 (91.3%) in 2003 and increased $218,000 (55.4%) in 2002. The restructuring process in the mortgage banking division, along with increased rates as the refinancing boom of 2003 closed, has resulted in decreased volumes of originations and sales of mortgage loans in fiscal 2004. During 2003 and 2002, with the addition of mortgage loan originators, along with the decrease in mortgage loan rates, the volume of originations and sales of mortgage loans increased.

The gain on sale of securities available-for-sale decreased approximately $155,000 (64.9%) for fiscal year 2004. The gain on sale of securities available-for-sale remained approximately the same for fiscal 2003 and 2002 at $238,000 and $236,000, respectively. In 2002, the gain from the sale of available-for-sale securities increased $232,000.

Service charges and other fees were $546,000, $569,000 and $448,000 in fiscal 2004, 2003 and 2002, respectively. The fluctuations are primarily due to changes in overdraft and non-sufficient charges.

Other Expense

Total other expense increased to $7,042,000 in 2004 from $6,897,000 in 2003. Other expense increased in 2002 to $6,407,000. This represented an increase of $145,000 (2.1%) in 2004, an increase of $490,000 (7.7%) in 2003, and an increase of $382,000 (6.3%) in 2002.

Compensation and benefits totaled $4,331,000, $4,279,000 and $3,636,000 for fiscal 2004, 2003 and 2002, respectively. These levels reflect an increase of $52,000 (1.2%) in 2004, an increase of $644,000 (17.7%) in 2003 and an increase of $518,000 (16.6%) in 2002. In 2004, the increase was attributable to the acquisition of Walton Mortgage in January 2004 and certain severance payments made in connection with the restructuring of SouthFirst Mortgage and certain other areas within the company. The increases in 2003 and 2002 was primarily attributable to new salaries associated with the restructuring process, along with merit and cost of living raises and the costs of benefits associated with such increases.

Increases in other expenses during fiscal 2004 occurred in occupancy, furniture and fixtures expense, office supplies and related expenses, and data processing of approximately $27,000, $54,000, $6,000 and $123,000, respectively. The increase in data processing costs resulted primarily from the conversion of the Bank's data processing function to FISERV. These increases in other expenses were partially offset with decreases in expenses related to deposit insurance premiums, legal and other in the amount of $5,000, $58,000 and $54,000, respectively.

Income Tax Expense

Income tax expenses (benefit) were (323,000), 71,000 and $421,000 for fiscal 2004, 2003 and 2002, respectively. These levels represent an effective tax rate on pre-tax earnings (losses) of 38% in 2004, 38% in 2003 and 39% in 2002.

Supervisory Agreement

On March 29, 2002, SouthFirst announced that First Federal, on March 22, 2002, had entered into a Supervisory Agreement with the OTS that formalized certain understandings between First Federal and the OTS with respect to actions that First Federal and its Board of Directors had to undertake to comply with the requirements of the OTS. On December 16, 2004, First Federal received notification from the OTS that First Federal had complied with the obligations contained in the Supervisory Agreement and that the Supervisory Agreement was rescinded as of December 14, 2004.

New Accounting Pronouncements

In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, *Application of Accounting Principles to Loan Commitments,* which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus of EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance provided to evaluate whether an impairment is other than temporary has been delayed by FASB Staff Position EITF Issue 03-1-1, *Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"*, while the disclosure requirements are effective for annual reporting periods ending after December 15, 2003. The Company has adopted the disclosure requirements of this EITF, and is currently evaluating the impact of the adoption of the accounting guidance in the EITF.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004) *Share-Based Payment.* The Statement is a revision of FASB Statement No. 123, *Accounting for Stock-Based Compensation.* This Statement supersedes APB Opinion No. 25, *Accounting for Stock Issued to Employees*, and its related implementation guidance. The Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. The Statement eliminates the alternative to use APB Opinion 25's intrinsic value method of accounting that was provided in Statement 123 as originally issued. Under Opinion 25, issuing stock options to employees generally resulted in recognition of no compensation cost. This Statement requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The Statement is effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005, and for public entities that file as small business issuers as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The Company is currently evaluating the impact the adoption of this statement will have on its statement of condition and results of operations.

Interest Rate Sensitivity

An integral aspect of the funds management of First Federal is the maintenance of a reasonably balanced position between interest rate sensitive assets and liabilities. ALCO is charged with the responsibility of managing, to the degree prudently possible, First Federal's exposure to "interest rate risk," while attempting to provide a stable and steadily increasing flow of depositors and borrowers and to seek earnings enhancement opportunities. An asset or liability is said to be interest rate sensitive within a specific period if it will mature or reprice within that period. First Federal measures its interest rate risk as the ratio of cumulative interest sensitivity gap to total interest-earning assets ("ratio"). The ratio is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that same time period, divided by the total interest earning assets. This ratio is positive when the amount of interest rate sensitive assets exceeds the amount of interest sensitive liabilities, and is negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. Generally, during a period of rising interest rates, a negative ratio would adversely affect net interest income, while a positive ratio would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative ratio would result in an increase in net interest income and a positive ratio would adversely affect net interest income. Due to the nature of First Federal's balance sheet structure and its use of the market approach to pricing liabilities, First Federal's management and the First Federal Board of Directors recognize that achieving a perfectly matched gap position in any given time frame would be extremely rare. At September 30, 2004, First Federal had a negative one-year cumulative ratio of 7.08% and a five-year cumulative ratio of 1.39%, as a result of which its net interest income could be negatively affected by rising interest rates and positively affected by falling interest rates. At September 30, 2003, First Federal had a positive one-year cumulative ratio of 8.82% and a positive five-year cumulative ratio of 4.13%. During the declining interest rate environment for the early months of fiscal year 2004, and most of fiscal year 2003, First Federal's interest rate spread increased.

There are other factors that may affect the interest rate sensitivity of First Federal's assets and liabilities. These factors generally are difficult to quantify but can have a significant impact on First Federal when interest rates change. Such factors include features in adjustable rate loans that limit the changes in interest rates on a short-term basis and over the life of a loan. First Federal's portfolio of one-to-four family residential mortgage loans included $29.3 million and $22.54 million (30.7% and 26.7% of First Federal's total loan portfolio) of adjustable rate loans at September 30, 2004 and 2003, respectively. These loans have restrictions limiting interest rate changes to 1.0% or 2.0% per year and 6.0% over the life of the loan. In a rapidly declining or rising interest rate environment, these restrictions could have a material effect on interest income by slowing the overall response of the portfolio to market movements. ALCO utilizes the "Asset and Liability Management Report" prepared by Farin & Associates (the Strategic Asset Liability Management) in order to assist First Federal in determining First Federal's gap and interest rate position. Through use of the Farin & Associates analysis, ALCO analyzed the effect of an increase or decrease of up to 300 basis points on the market value of First Federal's portfolio equity ("MVPE") at September 30, 2004 and 2003. At a 300 basis point increase, First Federal's MVPE decreased approximately $5,090,000 and $2,288,000 at September 30, 2004 and 2003, respectively, and at a 300 basis point decrease, First Federal's MVPE increased approximately $3,290,000 and $1,377,000 at September 30, 2004 and 2003, respectively. At the 300 basis point increase, the equity exposure was a negative 44.18%, which represents a negative variance of 4.18% from the board established limit as outlined in First Federal's interest rate risk policy. The ALCO committee is in the process of analyzing different strategies to address this variance and reduce the interest rate risk associated with a sudden change in interest rates.

The following table sets forth information regarding the projected maturities and repricing of the major asset and liability categories of First Federal, as of September 30, 2004 and 2003. The projected maturity and repricing dates were arrived at by applying the assumptions set forth below. Classifications of items in the table are different from those presented in other tables and the financial statements and accompanying notes included therein.

Interest Rate Sensitivity Gap

	At September 30, 2004					At September 30, 2003				
	One year or less	One to three years	Three to five years	Over five years	Total	One year Or less	One to three years	Three to five years	Over five years	Total
Interest-earning assets:										
Mortgage loans	$ 46,690	$ 19,994	$ 12,337	$ 6,766	$ 85,796	$ 51,969	$ 13,066	$ 8,099	$ 3,395	$ 76,529
All other loans	3,340	3,087	1,726	1,938	10,091	5,080	2,645	1,283	1,173	10,181
Collateralized mortgage obligations	875	-	-	-	875	1,440	-	-	-	1,440
Mortgage-backed securities	1,431	2,233	1,585	3,004	8,253	2,578	2,947	1,349	1,043	7,917
Other Investments (1)	25,235	100	-	-	25,335	29,247	-	-	-	29,247
Total interest- earning assets	$ 77,580	$ 25,414	$ 15,648	$ 11,708	$ 130,350	$ 90,314	$ 18,658	$ 10,731	$ 5,611	$ 125,314
Interest-bearing liabilities:										
Deposits	$ 58,621	$ 24,634	$ 10,123	$ 4,477	$ 97,855	$ 54,848	$ 24,079	$ 11,307	$ 4,820	$ 95,054
Borrowed funds	28,186	2,500	-	-	30,686	24,412	673	-	-	25,085
Total interest-bearing liabilities	$ 86,807	$ 27,134	$ 10,123	$ 4,477	$ 128,541	$ 79,260	$ 24,752	$ 11,307	$ 4,820	$ 120,139
Interest sensitivity gap	$ (9,227)	$ (1,720)	$ 5,525	$ 7,231	$ 1,809	$ 11,054	$ (6,094)	$ (576)	$ 791	$ 5,175
Cumulative interest sensitivity gap	$ (9,227)	$ (10,947)	$ (5,422)	$ 1,809	$ -	$ 11,054	$ 4,960	$ 4,384	$ 5,175	$ -
Ratio of cumulative interest sensitivity gap to total interest earning assets	(7.08)%	(8.40)%	(4.16)%	1.39%	-	8.82%	3.96%	3.50%	4.13%	-
Ratio of cumulative interest sensitivity gap to total assets of $140,470	(6.57)%	(7.79)%	(3.86)%	1.29%	-	8.25%	3.70%	3.27%	3.86%	-

(1) Includes investments in overnight deposits.

Gap Sensitivity

The Farin & Associates analysis for 2004 and the preceding table were based upon the contractual terms of the asset or liability and in consideration of the following assumptions regarding prepayment of loans, collateralized mortgage obligations ("CMOs") and mortgage-backed securities, and decay rates of deposits. These prepayment and decay rate assumptions are management's estimates based on expectations of future interest rates. Fixed rate mortgage loans are assumed to prepay at approximately 6.3%. Adjustable rate loans, CMOs and mortgage-backed securities are presented in the period in which they next reprice. All other loans (principally consumer installment loans) are presented at their contractual maturities. Fixed rate CMOs are assumed to prepay at rates ranging from 15% to 20%. The decay rates for money market demand accounts are assumed to be 50% each year. The decay rates for passbook accounts are assumed to be 33% each year, and the decay rates for NOW accounts are assumed to be 25% each year. Certificate accounts and borrowed funds are presented at their contractual maturities. Certain shortcomings are inherent in the method of analysis presented in the table above. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in the market interest rates. The interest rates on certain liabilities may lag behind changes in market interest rates. Certain assets, such as ARMs, generally have features, which restrict changes in interest rates on a short-term basis and over the life of the asset. In the event of a change in interest rates, prepayments and early withdrawal levels would cause significant deviations in the table. Additionally, an increased credit risk may result if the ability of many borrowers to service their debt decreases in the event of an interest rate increase. A majority of the adjustable rate loans in First Federal's portfolio contain conditions, which restrict the periodic change in interest rates.

Interest Rate Risk Strategy

First Federal has employed various strategies intended to minimize the adverse effect of interest rate risk on future operations by attempting to balance the interest rate sensitivities of its assets and liabilities. First Federal's strategies are intended to stabilize long term net interest income by protecting its interest rate spread against decreases and increases in interest rates. To offset the interest rate risk associated with holding a substantial amount of fixed rate loans and having a predominantly short-term certificate of deposit base, First Federal maintains a portfolio of residential adjustable-rate mortgage loans that reprice in less than one year. The amount of loans in this portfolio was equal to $23,890,000 at September 30, 2004 and $22,392,000 at September 30, 2003. First Federal also sells a significant portion of its fixed rate loan originations in the secondary markets, and directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive securities directs excess cash flow into short-term and adjustable rate investment securities. Diversification into more interest-sensitive mortgage loans and construction loans in the Birmingham area has also served to reduce First Federal's interest rate risk exposure.

Effects of Inflation and Changing Prices

Inflation generally increases the costs of funds and operating overhead, and, to the extent that loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on the performance of a financial institution than the effects of general levels of inflation. Although interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services, increases in inflation generally have resulted in increased interest rates. In addition, inflation affects a financial institution's cost of goods and services purchased, the cost of salaries and benefits, occupancy expense, and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase and would likely reduce First Federal's earnings from such activities. Further, First Federal's income from the sale of residential mortgage loans in the secondary market likely would decrease if interest rates increased.

Average Balance, Interest, Yields and Rates

The following table sets forth certain information relating to First Federal's average interest-earning assets and interest-bearing liabilities and reflects the average yield on assets and average cost of liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average monthly balance of assets or liabilities, respectively, for the periods presented. Average balances are derived from month-end balances. Management does not believe that the use of month-end balances instead of daily balances has caused any material difference in the information presented.

The following table also presents information for the periods indicated with respect to the difference between the average yield earned on interest-earning assets and average rate paid on interest-bearing liabilities, or "interest rate spread," which savings associations have traditionally used as an indicator of profitability. Another indicator of an institution's net interest income is its "net yield on total interest-earning assets," which is its net interest income divided by the average balance of interest-earning assets. Net interest income is affected by the interest rate spread and by the relative amounts of interest-earning assets and interest-bearing liabilities. When interest-earning assets reflect or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

Average Balance, Interest, Yields and Rates

	Year Ended September 30,								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Interest Earning Assets:									
Interest earnings deposited in other financial institutions	$ 602,805	$ 37,776	6.27%	$ 761,750	$ 91,223	11.98%	$ 1,131,360	$ 99,189	8.77%
Total securities	30,476,375	1,647,473	5.41%	27,237,544	1,397,105	5.13%	30,907,198	1,600,346	5.18%
Loans receivable	91,610,652	5,435,692	5.93%	94,166,707	5,948,317	6.32%	96,599,905	6,827,657	7.07%
Total interest earning assets	122,689,832	7,120,941	5.80%	122,166,001	7,436,645	6.09%	128,638,463	8,527,192	6.63%
Allowance for loan losses	(980,380)			(927,683)			(1,386,892)		
Cash and amounts due from depository institutions	5,592,476			8,364,641			6,341,587		
Premises and equipment	4,568,474			4,507,558			4,881,979		
FHLB stock, at cost	1,117,000			1,262,833			2,229,800		
Foreclosed real estate	495,330			420,213			226,899		
Accrued interest receivable	665,166			605,552			783,703		
Other assets	3,299,720			2,650,805			2,532,819		
Total Assets	$137,447,618			$139,049,920			$144,248,358		
Interest Bearing Liabilities:									
Deposits:									
NOW accounts	$ 10,612,198	$ 19,403	.18%	$ 11,208,905	$ 63,071	.56%	$ 10,968,447	$ 142,688	1.30%
Money market demand	54,929	54	.10%	46,293	161	.35%	66,441	850	1.28%
Statement savings	11,494,036	25,921	.23%	12,142,016	74,506	.61%	11,946,198	179,579	1.50%
CDs, other than Jumbos	64,272,679	1,482,260	2.31%	63,192,912	2,024,399	3.20%	64,985,484	2,830,798	4.36%
Jumbo certificates	5,466,536	207,212	3.79%	9,116,476	358,691	3.93%	7,396,298	336,800	4.55%
Total interest-bearing deposits	91,900,378	1,734,850	1.89%	95,706,602	2,520,828	2.63%	95,362,868	3,490,715	3.66%
Borrowed funds	29,241,967	1,077,477	3.68%	25,217,611	1,023,365	4.06%	30,000,755	1,239,081	4.13%
Total interest-bearing liabilities	121,142,345	2,812,327	2.32%	120,924,213	3,544,193	2.93%	125,363,623	4,729,796	3.77%
Non-interest bearing demand accounts	4,077,675			3,585,780			3,472,967		
Advances by borrowers for property taxes	179,793			208,122			258,250		
Accrued interest payable	490,022			726,747			1,032,802		
Income taxes payable	(396,075)			447,058			9,084		
Accrued expenses and other liabilities	1,002,548			431,172			381,893		
Total liabilities	126,496,308			126,323,092			130,518,619		
Stockholders' equity	10,951,309			12,726,828			13,729,739		
Total liabilities & stockholders' equity equity	$137,447,617			$139,049,920			$144,248,358		
Net interest income		$ 4,308,614			$ 3,892,451			$ 3,797,396	
Interest rate spread			3.48%			3.16%			2.86%
Net yield on total interest earning assets			3.51%			3.19%			2.95%
Average interest-earning assets to average total interest-bearing liabilities ratio			101.28%			101.03%			102.61%

Financial Condition

Investment Securities

First Federal's portfolio of securities available-for-sale totaled $14,180,000 and $32,600,000 at September 30, 2004 and 2003, respectively. First Federal's portfolio of securities held-to-maturity totaled $15,082,000 and $0 at September 30, 2004 and 2003, respectively. The balance in held-to-maturity securities at September 30, 2004 is based on management's decision to reclassify approximately $16,000,000 of available-for-sale securities to held-to-maturity to better meet the investment strategy of the Company.

The composition of First Federal's total investment securities portfolio partly reflects First Federal's former investment strategy of providing acceptable levels of interest income from portfolio yields while maintaining a level of liquidity allowing First Federal a degree of control over its interest rate position. In previous years, First Federal invested primarily in investment grade CMOs and mortgage-backed securities because of their liquidity, credit quality and yield characteristics. The yields, values and duration of such securities generally vary with interest rates, prepayment levels, and general economic conditions and, as a result, the values of such instruments may be more volatile than other instruments with similar maturities. Such securities also may have longer stated maturities than other securities, which may result in further price volatility.

With First Federal's purchase of the construction loan portfolio of another Alabama thrift institution in April of 1994, First Federal revised its investment strategy, curtailing its purchases of CMOs and mortgage-backed securities and utilizing principal repayments on these securities to fund construction loans. Accordingly, First Federal did not purchase any CMOs or mortgage-backed securities from 1994 through 1997. However, as a result of First Federal's acquisition of Chilton County in October 1997, First Federal acquired approximately $466,000 in CMOs and $16,101,000 in mortgage-backed securities. In addition, as a result of the excess cash on hand from the Chilton County acquisition, First Federal purchased approximately $18,670,000 in mortgage-backed securities in 1998. During 1999, First Federal purchased approximately $10,500,000 of FNMA and FHLMC adjustable rate CMOs that reprice to LIBOR on a monthly basis. These CMOs were funded by FHLB advances that also reprice each month to LIBOR.

During fiscal year 2003, First Federal re-invested available liquidity in purchases of FNMA and FHLMC fixed rate callable notes and bonds in the amount of approximately $35,000,000. In an interest rate environment of record lows, the yield on these investments was higher than normal, therefore enhancing the overall yield of First Federal's investment portfolio. Of this amount, First Federal sold $8,000,000 in callable bonds, and booked a gain from the sale of this investment in the amount of $83,750. In addition, First Federal purchased a mortgage-backed security in the amount of $3,425,000 during fiscal 2003.

During fiscal year 2004, First Federal purchased $3,500,000 in FHLMC callable bonds and approximately $8,000,000 in FNMA fixed rate mortgage backed securities. Also, during the fiscal year, the company sold mortgage-backed securities, callable notes and callable bonds for approximately $5,500,000, $1,000,000 and $5,000,000, respectively. As a result of the sale of these investments, a pre-tax gain was recorded for approximately $80,000.

Principal repayments on both CMOs and mortgage-backed securities for the years ended September 30, 2004, 2003 and 2002 were $8,159,000, $10,041,000, and $674,700, respectively. As of September 30, 2004, First Federal had an investment in available-for-sale U.S. Government agencies of $4,533,000 compared to $22,608,000 as of September 30, 2003. As a result of a change in investment strategy, management made a decision to reclassify approximately $16,000,000 of available-for-sale securities to held-to-maturity during the June 2004 quarter. At September 30, 2004, First Federal had investments of approximately $1,129,000 in equity securities, such as FHLB stock and other common stock.

The following table indicates the fair value of the portfolio of investment securities available for sale at September 30, 2004, 2003 and 2002.

	Total Fair Value		
	2004	2003	2002
		(in thousands)	
Available-for-Sale Securities :			
U.S. Government agencies	$ 4,533	$ 22,608	$ 9,867
Corporate obligations	403	355	98
Mortgage-backed securities	8,350	8,175	11,679
Collateralized mortgage obligations	882	1,456	5,115
Other investments	12	6	8
Total Available-for-Sale Securities	$ 14,180	$ 32,600	$ 26,767
Held-to-Maturity Securities :			
U.S. Government agencies	$ 15,675	$ -	$ +

At September 30, 2004, First Federal owned CMOs totaling $882,000. These securities are all backed by federal agency guaranteed mortgages.

The mortgage backed securities portfolio, consists of fixed rate mortgages totaling $8,350,000 at September 30, 2004. Adjustable rate mortgage-backed securities totaling $357,240 were sold during fiscal year 2003. When purchasing these securities, First Federal looks at various prepayment speeds and makes the purchase based on the ability to accept the yield and average life based on both increasing and decreasing prepayment speeds.

The following table presents the contractual maturities and weighted average yields of investment securities, other than equity securities, available for sale at September 30, 2004.

	Maturities of Securities			
	Within one year	After one through five years	After five through ten years	After ten years
		(in thousands)		
Available-for-Sale Securities:				
U.S. Government agencies, excluding mortgage-backed securities	$ -	$ -	$ -	$ 4,533
Mortgage-backed securities	-	48	4,872	3,430
Collateralized mortgage obligations	-	882	-	-
Corporate obligations	100	153	150	-
Total Available-for-Sale Securities	$ 100	$ 1,083	$ 5,022	$ 7,963
Held-to-Maturity Securities	$ -	$ -	$ -	$ 15,675

	Weighted Average Yields (Taxable-equivalent basis) (1)			
	Within one year	After one through five years	After five through ten years	After Ten years
Available-for-Sale Securities:				
U.S. Government agencies, excluding mortgage-backed securities	-	-	-	5.390%
Mortgage-backed securities	-	6.760%	4.450%	4.900%
Collateralized mortgage obligations	-	2.740%	-	-
Corporate obligations	3.470%	4.950%	6.600%	-
Total Weighted Average Yield	3.470%	3.230%	4.514%	5.179%
Held-to-Maturity Securities:				
U.S. Government agencies	-	-	-	5.290%

(1) None of First Federal's investment securities are tax exempt.

The maturities for the CMOs and mortgage-backed securities presented above represent contractual maturities of such securities. Due to the nature of these securities, the timing and the amount of principal repayments is generally unpredictable. However, assuming current prepayment rates are normal and required principal repayments, the following table sets forth certain information regarding the expected principal payments, carrying values, fair values, and weighted average yields of First Federal's CMOs and mortgage-backed securities at September 30, 2004.

Principal Payments Expected During the Year Ended September 30,
(Dollars in thousands)

	2005	2006	2007	2008	2009	Thereafter	Amortized Cost	Fair Value	Weighted Average Yield
Collateralized mortgage Obligations	$ 370	$ 260	$ 180	$ 65	$ -	$ -	$ 875	$ 882	2.74%
Mortgage-backed securities	1,600	1,339	1,118	929	773	2,494	8,253	8,350	4.65%
Agencies	-	-	-	-	-	19,671	19,671	20,208	5.31%
Corporate obligations	100	100	50	100	-	50	400	403	5.15%

Loans

Total loans of $94,574,000 at September 30, 2004 reflected an increase of $10,192,000 (12.1%) compared to September 30, 2003. Total loans of $84,383,000 at September 2003 reflected a decrease of 9.2% from total loans of $92,985,000 at September 30, 2002. The increase in the volume of loans for fiscal 2004 was due primarily to the strategy to rebuild portfolio loans in an effort to enhance our overall net interest margin. The decrease in the volume of loans for fiscal 2003 was due primarily to the sale of loans of approximately $6,400,000 to First Financial Bank, Bessemer, Alabama, as result of closing the Centreville branch location in September 2003. The decrease in the volume of loans for fiscal 2002 was due primarily to the sale of loans in the amount of $8,392,000 to another financial institution in Dothan, Alabama, as a result of closing the Dothan loan production office in February 2002. First Federal has experienced strong demand in its one-to-four family construction loan portfolio since First Federal's purchase of the construction loan portfolio and the opening of a loan production office in Birmingham in 1994.

One-to-four family real estate mortgage loans increased $5,065,000 (12.7%) from September 30, 2003 to September 30, 2004 and decreased $4,508,000 (10.2%) from September 30, 2002 to September 30, 2003. First Federal aggressively pursues real estate mortgage loans within its market area. In addition to originating mortgage loans for its own portfolio, First Federal also actively originates residential mortgage loans, which are sold in the secondary market, with servicing released. First Federal sells a significant portion of all fixed rate residential mortgage loans. For the most part, such sales are composed of residential mortgage loans with terms of 30 years. Proceeds from loan sales were $31,097,000, $55,990,000 and $27,159,000 for the years ended September 30, 2004, 2003 and 2002, respectively. Had First Federal not sold residential mortgage loans over the last several years, the one-to-four family real estate mortgage loan portfolio would have increased by a larger margin (or decreased by lesser margin) than the percentage indicated above. The low interest rate environment that has existed for much of 2004, 2003 and 2002 resulted in an increase in the volume of loans sold during the periods indicated above compared to previous years, which had a higher interest rate environment. The following table presents the composition of the loan portfolio for each of the past five years:

Loan Portfolio Composition

At September 30,

(Dollars in thousands)

	2004		2003		2002		2001		2000	
	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent Of Total
Real estate mortgage loans:										
One-to-four family	$ 44,904	47.48%	$ 39,839	47.21%	$ 44,347	47.69%	$ 51,083	50.51%	$58,595	54.08%
Multi-family and commercial	14,003	14.81%	11,407	13.52%	13,490	14.51%	14,205	14.05%	13,790	12.73%
Construction loans	12,836	13.57%	12,629	14.97%	16,621	17.87%	25,378	25.09%	24,381	22.50%
Land	3,271	3.46%	3,635	4.31%	5,077	5.46%	-	-	-	-
Savings account loans	768	.81%	881	1.04%	1,190	1.28%	1,144	1.13%	1,097	1.01%
Installment loans	3,192	3.38%	3,921	4.65%	3,599	3.87%	3,507	3.47%	4,089	3.77%
Second mortgage loans	16,670	17.63%	13,404	15.88%	9,665	10.39%	7,593	7.51%	7,334	6.77%
Total loans	95,644		85,716		93,989		102,910		109,286	
Less:										
Loans in process	-	-	-	-	-	-	(8)	(.01)%	(39)	(.03)%
Discounts and other, net	(158)	(.17)%	(142)	(0.17)%	(149)	(.16)%	(189)	(.19)%	(192)	(.18)%
Allowance for loan losses	(912)	(.96)%	(1,191)	(1.41)%	(855)	(.92)%	(1,578)	(1.56)%	(701)	(.65)%
Total loans, net	$ 94,574	100.00%	$ 84,383	100.00%	$ 92,985	100.00%	$101,135	100.00%	$108,354	100.00%

The following table shows the maturity of First Federal's loan portfolio at September 30, 2004, based upon contractual maturity dates. Demand loans, loans having no schedule of repayment and no stated maturity and overdrafts are reflected as due during the twelve months ended September 30, 2005. The table below does not include an estimate of prepayments, the occurrence of which would significantly shorten the average life of all mortgage loans and cause First Federal's actual repayment to be different from the table set forth below.

	Loan Maturities							
	Due during the year ending Sept 30,							
	2005	2006	2007	Due after 3-5 years	Due after 5-10 years	Due After 10-15 years	Due After 15 years	Total
	(Dollars in thousands)							
Residential loans	$ 1,419	$ 681	$ 1,705	$ 9,409	$ 6,155	$ 13,280	$ 22,735	$ 55,384
Commercial loans	1,447	286	1,097	2,161	1,947	3,982	2,916	13,836
Construction loans	16,105	-	-	-	-	-	-	16,105
Consumer loans	1,447	486	817	1,462	2,208	2,026	1,873	10,319
Total	$ 20,418	$ 1,453	$ 3,619	$ 13,032	$ 10,310	$ 19,288	$ 27,524	$ 95,644

(1) The maturity period for construction loans is typically one year. If the home is not sold at the maturity date, however, the loan may be extended for an additional six months, provided that the builder restructures the loan to provide for principal reduction or arranges for permanent financing that will pay off the construction loan.

The following tables set forth, at September 30, 2004 and 2003, the dollar amount of loans due after September 30, 2004 and 2003, respectively, based upon whether such loans have fixed interest rates or adjustable interest rates:

	September 30, 2004		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Residential loans	$ 26,037	$ 26,347	$ 55,384
Commercial loans	5,466	8,370	13,836
Construction loans	16,105	-	16,105
Consumer loans	10,319	-	10,319
Total	$ 57,927	$ 37,717	$ 95,644

	September 30, 2003		
	Fixed Rates	Floating or Adjustable Rate	Total
	(Dollars in thousands)		
Residential loans	$ 26,129	$ 22,490	$ 48,619
Commercial loans	4,611	5,792	10,403
Construction loans	16,263	-	16,263
Consumer loans	10,431	-	10,431
Total	$ 57,434	$ 28,282	$ 85,716

The following table sets forth First Federal's loan originations, sales and principal repayments for the periods indicated.

	Year ended September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Loan Originations:			
Real estate mortgage loans	$ 86,214	$ 101,134	$ 87,131
All other loans	4,026	4,407	6,790
Total	$ 90,240	$ 105,541	$ 93,921
Portfolio Loan Purchases:			
Real estate mortgage loans	$ -	$ -	$ -
Portfolio Loan Sales Proceeds:			
Real estate mortgage loans	$ 31,097	$ 55,222	$ 32,346
Principal Repayments:			
Real estate mortgage loans	$ 24,835	$ 53,222	$ 46,578
All other loans	4,889	4,394	6,652
Total	$ 29,724	$ 57,616	$ 53,230

Allowance for Loan Losses and Risk Elements

The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is a reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a non-accrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. Generally, delinquency of 90 days or more creates reasonable doubt as to repayment. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient to ultimately reduce or satisfy the obligation. Generally, when a loan is placed on a non-accrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Interest income on a non-accrual loan is recognized only on a cash basis. See "Non Performing Assets" below.

The Asset Classification committee is responsible for the on going review and administration of each particular loan. As such, they make the initial identification of loans, which present some difficulty in collection or where circumstances indicate that the probability of loss exists. Once the committee determines there is a potential collection problem, the loan is turned over to First Federal's collections officer. It is the responsibility of the collections officer to coordinate all collection efforts on troubled and delinquent loans. Senior management and the First Federal board of directors are informed of the status of delinquent loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the board as to loan charge offs on a monthly basis.

At September 30, 2004, 2003 and 2002, loans accounted for on a non-accrual basis were approximately $1,194,000, $2,149,000, and $764,000, respectively, or 1.3%, 2.6%, and .8% of the total loans outstanding, net of unearned income. The balances of accruing loans past due 90 days or more as to principal and interest payments were $0 at September 30, 2004, 2003 and 2002.

The allowance for loan losses represents management's assessment of the risk associated with extended credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb all anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality, and risk of loans in the portfolio. Management also considers such factors as First Federal's historical loan loss experience, the level, severity, and trend of criticized assets, the distribution of loans by risk class, and various qualitative factors such as current and anticipated economic conditions.

While it is First Federal's policy to charge off loans in the period in which the loss is considered probable, there are additional risks of future losses, which cannot be quantified precisely or attributed to the particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

In assessing the adequacy of the allowance, management relies predominately on the on going review of the loan portfolio, which is undertaken both to ascertain whether there are probable losses which must be charged off and to assess the risk characteristics of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers, senior management and those of bank regulatory agencies that review the loan portfolio as part of First Federal's examination process. Specific percentages are allocated to each loan type. Management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending; correspondingly, a greater allocation is made for commercial and consumer loans than real estate mortgage loans. While management to recognize losses in the loan portfolio utilizes all information, there can be no assurances that future additions to the allowance will not be necessary. First Federal's Board of Directors reviews the assessments of management in determining the adequacy of the allowance for loan losses. Generally, the only loans, including construction loans, which are classified, are loans, which are greater than 90 days delinquent. However, the Board of Directors may classify loans less than 90 days delinquent should such classification be deemed necessary.

First Federal's allowance for loan losses is also subject to regulatory examinations and determinations as to the adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan loss reserves and the size of the loan loss reserve in comparison to a group of peer banks identified by the regulators. During its routine examinations of banks, the OTS has, from time to time, required additions to the banks' provisions for loan losses and allowances for loan losses as the regulators' credit evaluations and allowance for loan loss methodology have differed from those of management of such banks. Such regulatory examinations have focused on loan quality, particularly that of real estate loans. First Federal attempts to reduce the risks of real estate lending through maximum loan-to-value requirements as well as systematic cash flow and initial customer credit history analyses.

Management believes that the $912,000 allowance for loan losses, at September 30, 2004, is adequate to absorb known risks in the portfolio. No assurance can be given, however, that adverse economic circumstances will not result in increased losses in First Federal's loan portfolio. At September 30, 2004, $335,000 of the allowance for loan losses was reserved for possible losses on real estate mortgage loans and $577,000 was reserved for possible losses on all other loans. See also, MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Provision for Loan Losses."

The following table summarizes the levels of the allowance for loan losses at the end of the last five fiscal years:

	Year Ended September 30,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period	$ 1,191	$ 854	$ 1,578	$ 701	$ 852
Charge-offs:					
Real estate	1,561	219	-	-	54
Installment	103	22	79	49	138
Total charge-offs	1,664	241	79	49	192
Recoveries:					
Real estate mortgage	-	1	-	-	-
Installment	28	27	23	68	35
Total recoveries	28	28	23	68	35
Net loans (recovered) charged off	1,636	213	56	(19)	157
Provisions for loan losses (benefit)	1,357	550	(668)	858	6
Balance at end of period	$ 912	$ 1,191	$ 854	$ 1,578	$ 701
Ratio of net charge-offs to total loans outstanding, net of unearned income	1.73%	0.25%	0.06%	(.02)%	0.14%
Ratio of allowance for loan losses to loans outstanding, net of unearned income	.96%	1.41%	0.92%	1.56	0.65%
Total Loans Outstanding - Net	$ 94,574	$ 84,383	$ 92,985	$101,135	$108,354

As indicated in the above table, First Federal decreased its loan loss allowance in fiscal year 2002 from the level reported in 2001. This decrease in loss allowance is primarily due to the successful repayment of the Vawter loan in 2002, which had been classified in the loan loss reserve in 2001.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated. Management believes that the allowance can be allocated by category only on an approximate basis. The allocation of the allowance to each category is not necessarily an indication of future losses and does not restrict the use of the allowance to absorb losses in any category.

	At September 30,					
	2004		2003		2002	
	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
	(Dollars in thousands)					
Real estate mortgage loans	$ 335	36.73%	$ 738	61.96%	$ 303	35.48%
All other loans	577	63.27%	453	38.04%	551	64.52%
Total allowance for loan losses	$ 912	100.00%	$ 1,191	100.00%	$ 854	100.00%

At September 30, 2004 and 2003, the total recorded investment in impaired loans was approximately $618,000 and $2,393,000, respectively. The average recorded investment in impaired loans amounted to approximately $822,000 and $413,000 for the years ended September 30, 2004 and 2003, respectively. The allowance for loan losses related to impaired loans was approximately $393,000 and $896,000 for fiscal 2004 and 2003, respectively. Interest income on impaired loans of approximately $25,000 and $23,000 was recognized in 2004 and 2003, respectively. Loans impaired at September 30, 2002 were $874,000.

Non-Performing Assets

First Federal has policies, procedures and underwriting guidelines intended to assist in maintaining the overall quality of its loan portfolio. First Federal monitors delinquency levels for any adverse trends. Non-performing assets consist of loans on non-accrual status, accruing loans, which are 90 days or more past due and foreclosed real estate.

First Federal's policy generally is to place a loan on non-accrual status when there is reasonable doubt as to the repayment of the loan in accordance with the agreed terms. Generally, delinquency for 90 days or more creates reasonable doubt as to repayment. At the time the loan is placed on non-accrual status, interest previously accrued but not collected is reversed and charged against current earnings. Income is subsequently recognized only to the extent that cash payments are received until, in management's judgment, the borrower is able to make periodic interest and principal payments and the loan is no longer delinquent and is returned to accrual status.

Non-performing assets were $1,703,000, $2,217,000, and $844,000 at September 30, 2004, 2003 and 2002, respectively. As a percentage of total loans, non-performing assets continued to be at levels which management considers to be acceptable and commensurate with First Federal's conservative lending policies.

An analysis of the components of non-performing assets at September 30, 2004, 2003 and 2002 is presented in the following table:

	At September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Loans accounted for on a non-accrual basis:			
Real estate mortgage loans	$ 891	$ 2,077	$ 762
All other loans	303	72	2
Total	1,194	2,149	764
Accruing loans which are past due 90 days or more:			
Real estate mortgage loans	-	-	-
All other loans	-	-	-
Total	-	-	-
Total of non-accrual and 90 days past due loans	1,194	2,149	764
Foreclosed real estate (net of related loss provisions)	509	68	80
Total non-performing assets	$ 1,703	$ 2,217	$ 844
Non-accrual and 90 days past due loans as a percent of total loans	1.26%	2.55%	0.82%
Non-performing assets as a percent of total loans	1.80%	2.63%	0.91%
Total loans outstanding	$ 94,574	$ 84,383	$ 92,985

Management regularly reviews and monitors the loan portfolio in an effort to identify borrowers experiencing financial difficulties, but such measures are subject to uncertainties that cannot be predicted.

Deposits

Total deposits increased $4,235,000 (4.5%) in fiscal 2004 to $97,793,000, and decreased $2,925,000 (3.0%) to $93,558,000 in fiscal 2003. In fiscal 2002 deposits decreased $2,572,000 (2.6%) to $96,483,000. Non interest-bearing deposits were $4,003,000, $3,657,000, and $2,850,000, while total interest-bearing deposits were $93,790,000, $89,901,000, and $93,632,000 at September 30, 2004, 2003 and 2002, respectively.

First Federal's deposit mix, at September 30, 2004, changed when compared to that at September 30, 2003. NOW accounts increased $598,000 (5.9%), while money-market demand accounts increased $75,000 (48.3%). Certificates of deposit, other than jumbo certificates of deposit, which are certificates of deposit greater than or equal to $100,000 with specially negotiated rates ("Jumbos"), increased $5,278,000 (8.7%). Non-interest bearing demand deposits increased $346,000 (9.5%). During 2004, certificates of deposit, excluding Jumbos, comprised approximately 67.3% of total deposits, while low cost of funds, including NOW accounts, money market demand accounts, and passbook savings accounts made up 27.1% of First Federal's total deposits. Jumbos comprised 5.6% of total deposits as of September 30, 2004.

In order to offset the sale of deposits at the Centreville branch to First Financial Bank on September 9, 2003, First Federal purchased $7,382,000 of brokered certificates of deposit with a weighted average rate of 2.1%. At September 30, 2004, First Federal has approximately $18,300,000 in brokered certificates of deposits with a weighted average interest rate of approximately 1.93%, varying in terms from six months to thirty-three months.

The composition of total deposits for the last three fiscal years is set forth in the following table:

	September 30,					
	2004		2003		2002	
	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end	Amount	Percent change from prior year-end
	(Dollars in thousands)					
Non-interest bearing demand deposits	$ 4,003	9.46%	$ 3,657	28.32%	$ 2,850	(14.90)%
Interest bearing deposits:						
NOW accounts	10,662	5.94%	10,064	(2.24)%	10,295	8.48 %
Money market demand	230	48.39%	155	(66.88)%	468	14.99 %
Passbook savings	11,634	1.19%	11,497	(5.37)%	12,149	8.88 %
CDs other than Jumbos	65,796	8.72%	60,518	(4.46)%	63,346	(5.82)%
Jumbos	5,468	(28.68)%	7,667	3.97%	7,374	(.18)%
Total interest bearing deposits	93,790	4.33%	89,901	(3.98)%	93,632	(2.17)%
Total deposits	$ 97,793	4.53%	$ 93,558	(3.03)%	$96,483	(2.60)%

The following tables set forth the distribution of First Federal's deposit accounts, at the dates indicated and the weighted average nominal interest rates on each category of deposits presented, based on average balances:

		At September 30, 2004			
Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 4,003	4.09%
0.10%	None	NOW accounts	250	10,507	10.74%
0.10%	None	Non-profit	100	155	.16%
0.10%	None	Money market checking	50	230	.24%
0.15%	None	Statement savings	100	11,634	11.90%
1.50%	3 months	Fixed-term fixed rate certificate	2,500	696	.71%
1.60%	6 months	Fixed-term fixed rate certificate	2,500	8,248	8.43%
2.30%	12 months	Fixed-term fixed rate certificate	500	12,754	13.04%
2.50%	14 months	Fixed-term fixed rate certificate	500	360	.37%
2.25%	18 months	Fixed-term fixed rate certificate	500	2,957	3.02%
2.25%	18 mth Roth IRA	Fixed-term fixed rate certificate	500	88	.09%
2.25%	18 mth IRA	Fixed-term fixed rate certificate	500	8,202	8.39%
3.75%	60 mth IRA	Fixed-term fixed rate certificate	500	2,194	2.24%
2.75%	24 months	Fixed-term fixed rate certificate	500	14	.01%
2.80%	30 months	Fixed-term fixed rate certificate	500	6,262	6.40%
3.70%	4 year	Fixed-term fixed rate certificate	1,500	332	.34%
3.75%	5 year	Fixed-term fixed rate certificate	1,500	5,410	5.53%
5.08%	Jumbo	Fixed-term fixed rate certificate	100,000	5,468	5.59%
1.46%	6 months	6 month brokered TD	-	2,463	2.52%
1.78%	9 months	9 month brokered TD	-	3,926	4.01%
1.88%	12 months	12 month brokered TD	-	2,871	2.94%

1.75%	13 months	13 month brokered TD	-	2,244	2.29%
1.77%	14 months	14 month brokered TD	-	3,099	3.17%
2.25%	24 months	24 month brokered TD	-	1,559	1.59%
2.60%	30 months	30 month brokered TD	-	1,055	1.08
2.75%	33 months	33 month brokered TD	-	1,062	1.09
				$ 97,793	100.00%

		At September 30, 2003			
Interest Rate	Term	Category	Minimum	Balance	Percentage of Total Balances
		(Dollars in thousands, except minimum balance)			
0.00%	None	Non-interest bearing demand	$ 50	$ 3,657	3.91%
0.10%	None	NOW accounts	250	9,956	10.64%
0.10%	None	Non-profit	100	108	.12%
0.10%	None	Money market checking	50	155	.17%
0.15%	None	Statement savings	100	11,497	12.29%
0.50%	3 months	Fixed-term fixed rate certificate	2,500	138	.15%
1.20%	6 months	Fixed-term fixed rate certificate	2,500	8,613	9.21%
1.30%	12 months	Fixed-term fixed rate certificate	500	16,915	18.08%
1.50%	18 months	Fixed-term fixed rate certificate	500	3,604	3.85%
1.25%	18 mth Roth IRA	Fixed-term fixed rate certificate	250	74	.08%
1.25%	18 mth IRA	Fixed-term fixed rate certificate	250	9,452	10.10%
2.75%	60 mth IRA	Fixed-term fixed rate certificate	250	1,798	1.92%
2.00%	30 months	Fixed-term fixed rate certificate	500	7,439	7.95%
2.50%	4 year	Fixed-term fixed rate certificate	1,500	332	.35%
3.00%	5 year	Fixed-term fixed rate certificate	1,500	4,771	5.10%
1.30%	Jumbo	Fixed-term fixed rate certificate	100,000	7,667	8.19%
1.40%	9 months	9 month brokered TD	0	2,495	2.67%
1.50%	12 months	12 month brokered TD	0	1,693	1.81%
1.60%	14 months	14 month brokered TD	0	1,466	1.57%
2.10%	24 months	24 month brokered TD	0	1,728	1.85%
				$ 93,558	100.00%

The following table provides information about the average balances of interest-bearing demand deposits and time deposits, for the periods indicated, based upon average balances:

	Year ended September 30,					
	2004		2003		2002	
	(Dollars in thousands)					
	Interest bearing demand deposits	Time Deposits	Interest bearing demand deposits	Time deposits	Interest bearing demand deposits	Time deposits
Average balance	$ 22,161	$ 69,739	$ 23,397	$ 72,309	$ 22,981	$ 72,382
Average rate	.20%	2.42%	.59%	3.29%	1.41%	4.38%

The following table presents, by various interest rate categories, the amount of certificate accounts outstanding at the end of the last three fiscal years:

Interest Rate	Year ended September 30, 2004	2003	2002
	(Dollars in thousands)		
0.00 - 1.99%	$ 36,801	$ 24,554	$ 2,775
2.00 - 2.99%	22,498	21,937	22,060
3.00 - 3.99%	3,781	11,570	18,771
4.00 - 4.99%	1,946	3,520	11,694
5.00 - 5.99%	2,179	2,411	3,922
6.00 - 6.99%	529	626	5,471
7.00 - 7.99%	3,530	3,567	6,028
Total	$ 71,264	$ 68,185	$ 70,721

At September 30, 2004, First Federal had approximately $71.3 million outstanding in certificate accounts that mature as follows:

	Amount due						
	Less than one year	One to two years	Two to three years	Three to Four years	Four to five years	Thereafter	Total
	(Dollars in thousands)						
Interest Rate							
0.00 - 1.99%	$ 30,782	$ 3,589	$ -	$ -	$ -	$ 2,430	$ 36,801
2.00 - 2.99%	13,615	6,444	2,140	61	238	-	22,498
3.00 - 3.99%	1,362	71	63	1,176	1,109	-	3,781
4.00 - 4.99%	576	45	727	568	30	-	1,946
5.00 - 5.99%	119	310	1,750	-	-	-	2,179
6.00 - 6.99%	277	252	-	-	-	-	529
7.00 - 7.99%	3,164	366	-	-	-	-	3,530
Total	$ 49,895	$ 11,077	$ 4,680	$ 1,805	$ 1,377	$ 2,430	$ 71,264

At September 30, 2004, First Federal had approximately $34.3 million outstanding in certificate accounts of $100,000 or more, that mature as follows:

Maturity Period	Amount (In Thousands)
Three months or less	$ 10,386
After three within six months	7,810
After six within twelve months	6,388
Over twelve months	9,761
	$ 34,345

The following table presents the maturities of certificates of deposit, as of September 30, 2004, 2003 and 2002:

	Maturities of Time Deposits September 30,		
	2004	2003	2002
	(Dollars in thousands)		
Three months or less	$ 17,577	$ 13,566	$ 13,824
After three within six months	15,543	12,736	16,557
After six within twelve months	16,775	19,421	19,772
One year to two years	11,077	12,750	8,941
Two years to three years	4,680	2,830	7,593
Three years to four years	1,805	2,617	1,357
Four years to five years	1,377	1,833	2,677
Over five years	2,430	2,432	-
Total	$ 71,264	$ 68,185	$ 70,721
Weighted average rate on all certificates of deposit at period-end	2.03%	2.64%	3.74%

Short-Term Borrowings

SouthFirst has a line of credit of up to $2,500,000, which bears interest at the prime lending rate, plus 25 basis points. Accrued interest on the unpaid balance of the principal is due monthly and continuing until June 2005, at which time the entire unpaid balance along with any unpaid accrued interest is due. The prime-lending rate was 4.75% at September 30, 2004.

Borrowings also include borrowings from the FHLB of Atlanta. These borrowings included advances with both fixed and variable interest rates.

First Federal also has short term borrowings through reverse repurchase agreements with Morgan Keegan.

A summary of these borrowings is as follows:

	At or for the Year Ended September 30,	
	2004	2003
	(Dollars in Thousands)	
Amounts outstanding at end of period:		
Line of credit	$ 903	$ 1,918
FHLB advances	20,670	22,340
Reverse repurchase agreements	10,016	2,743
Weighted average rate paid at period-end:		
Line of credit	5.00%	4.25%
FHLB advances	4.46%	4.04%
Reverse repurchase agreements	1.85%	1.22%
Maximum amount of borrowings outstanding at any month-end:		
Line of credit	2,353	2,118
FHLB advances	22,340	22,340
Reverse repurchase agreements	10,016	5,347
Approximate average amount outstanding for period:		
Line of credit	2,081	1,558
FHLB advances	22,124	22,340

Reverse repurchase agreements	4,901	1,335
Approximate weighted average rate paid during period (1):		
Line of credit	4.36%	4.36%
FHLB advances	4.17%	4.19%
Reverse repurchase agreements	1.32%	1.35%

(1) The approximate weighted average rate paid during the period was computed by dividing the average amounts outstanding into the related interest expense for the period.

Capital Resources

Stockholders' Equity

SouthFirst's consolidated stockholders' equity was $10,355,000 and $11,677,000 at September 30, 2004 and 2003, respectively. The 2004 decrease was due to the net loss of $528,000 and the change in "accumulated other comprehensive income" in the amount of $317,000 resulting from the increase in unrealized holding losses on available-for-sale securities. Further, SouthFirst repurchased shares of its common stock, in the amount of $81,316, pursuant to its previously announced stock repurchase program.

Cash dividends were declared on SouthFirst Common Stock in the amount of $425,728, $425,031 and $497,345, or $0.60 per share, for the years ended September 30, 2004, 2003 and 2002, respectively. Management believes that a strong capital position is vital to the continued profitability of First Federal and SouthFirst and provides a foundation for future growth, as well as promoting depositor and investor confidence.

The following table provides certain financial ratios for SouthFirst, as of the end of the most recent three fiscal years:

	Equity and Asset Ratios September 30,		
	2004	2003	2002
Return on average assets	(.38)%	.08%	.47%
Return on average stockholder's equity	(4.82)%	.91%	4.89%
Common dividend payout ratio	N/A	391.45%	74.14%
Average stockholders' equity to average assets ratio	7.97%	9.15%	9.52%
Net Income (Loss)	$ (527,935)	$ 115,864	$ 670,805
Average Assets	137,447,618	138,049,920	144,248,358
Average Equity	10,951,309	12,726,828	13,729,739
Cash Dividends Paid	425,729	453,547	497,345

Capital

The regulations of the OTS provide certain capital requirements applicable to thrifts, including First Federal, and the consequences for failing to comply with such requirements (as amended from time to time, the "OTS Capital Regulations). The regulatory capital standards contained in the OTS Capital Regulations include (i) a core capital requirement, (ii) a tangible capital requirement, and (iii) a risk-based capital requirement and identity certain minimum regulatory capital requirements, including a tangible capital ratio equal to 1.50% of adjusted total assets, a core capital ratio equal to 4.0% of adjusted total assets, and a minimum risk-based capital ratio of 8.0% of risk-weighted assets. As shown in the table below, First Federal was in compliance with these regulatory capital requirements, at September 30, 2004 and 2003.

	At September 30, 2004			At September 30, 2003		
	Tangible Capital	Core Capital	Risk-based Capital	Tangible Capital	Core Capital	Risk-based Capital
Capital	$ 11,432,000	$ 11,432,000	$ 11,432,000	$ 13,651,000	$ 13,651,000	$ 13,651,000
Adjustments:						
General valuation allowance	-	-	516,000	-	-	295,000
Goodwill	(544,000)	(544,000)	(544,000)	(544,000)	(544,000)	(544,000)
Unrealized gains	536,000	536,000	536,000	218,000	218,000	218,000
Regulatory capital	$ 11,424,000	$ 11,424,000	$ 11,940,000	$ 13,325,000	$ 13,325,000	$ 13,620,000
Regulatory asset base	$141,469,000	$141,469,000	$ 90,574,000	$133,400,000	$133,400,000	$ 82,915,000
Capital ratio	8.08%	8.08%	13.18%	9.99%	9.99%	16.43%
Minimum required ratio	1.50%	4.00%	8.00%	1.50%	4.00%	8.00%
Capital ratio required for "well-capitalized" designation	-	5.00%	10.00%	-	5.00%	10.00%

Liquidity

First Federal

Liquidity is a bank's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand, and maturing liabilities. Without proper management, First Federal could experience higher costs of obtaining funds due to insufficient liquidity. On the other hand, excessive liquidity could lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

Asset liquidity is provided primarily through the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits and participation in the FHLB advance program. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. FHLB advances include both fixed and variable terms and are taken out with varying maturities. First Federal can borrow an amount equal to 10% of its total assets, based on the most recent quarterly financial information submitted to the appropriate regulatory agency. At September 30, 2004, First Federal had outstanding FHLB advances in the amount of $20,670,000, which exceeds the present credit availability. The bank is not required to re-pay the existing advances to an amount equivalent to 10% of its current assets, however, new requested advances would be subject to approval from the FHLB credit review committee.

On a consolidated basis, net cash provided by operating activities in fiscal 2004 was $719,000, a $1,014,000 decrease from 2003. The $10,119,000 in net cash used by investing activities during 2004 consisted primarily of a $12,088,000 increase in loan funding activities. Cash provided by calls and maturities of securities available-for-sale and proceeds from the sale of securities available-for-sale increased to $14,472,000 from $32,028,000 in 2003, while cash decreased from the purchase of securities available-for-sale to $11,570,000 from $38,713,000 in 2003. The $8,366,000 in net cash provided by financing activities resulted from an increase of $4,235,000 in total deposits and an increase of $4,588,000 as a result of the net proceeds of borrowed funds. Payments for common stock dividends totaled $425,000, and the acquisition of treasury stock totaled $81,000.

First Federal's liquidity ratio at September 30, 2004 and 2003 was 11.31% and 37.05%, respectively. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's expectations to the level of yield that will be available in the future, and management's projections as to the short-term demand for funds to be used in loan originations. First Federal is subject to certain regulatory limitations with respect to the payment of dividends to SouthFirst. First Federal paid $1,500,000 and $500,000 to SouthFirst during 2004 and 2003, respectively.

SouthFirst

SouthFirst also requires cash for various purposes including servicing debt, paying dividends to stockholders and paying general corporate expenses. The primary source of funds for SouthFirst is dividends from First Federal. First Federal's capital levels meet the requirements of the OTS Capital Regulations for classification as a "well capitalized" institution and, thereby, enable First Federal to pay dividends to SouthFirst. In addition to dividends, SouthFirst has access to various capital markets and other sources of borrowings, including a line of credit in the amount of $2,500,000, from First Commercial Bank in Birmingham, Alabama. The line of credit is renewable annually and is secured by all of the issued and outstanding shares of First Federal, pledged by SouthFirst. SouthFirst, at September 30, 2004, has drawn $903,000 against the line of credit.

SouthFirst retained $3,624,000 of the net proceeds from the initial public offering of Common Stock in 1994. Substantially all of those funds have been used to pay dividends (including a special $2.00 per share dividend in 1996) to repurchase SouthFirst Common Stock, to invest in affiliates and to pay general corporate expenses. Accordingly, SouthFirst likely will rely on dividends from First Federal to repay borrowings under its line of credit, which has been used, in part, to pay dividends to stockholders and to repurchase shares of SouthFirst pursuant to the current repurchase program announced by SouthFirst in January 2003, authorizing the Company to repurchase up to 77,000 shares, or approximately ten percent (10%) of its outstanding common stock. As of December 9, 2004, SouthFirst has repurchased 69,677 shares of the intended repurchase of up to 77,000 shares of Common Stock. Under the previous stock repurchase program, which commenced in January, 2002, the Company repurchased 81,700 shares of the intended repurchase of up to 85,000 shares of Common Stock, which concluded in January, 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Jones & Kirkpatrick, P.C.
Certified Public Accountants
Suite 100
300 Union Hill Drive
Birmingham, AL 35209
Telephone: (205) 870-8824
Facsimile: (205) 870-8827
•
George H. Jones III, CPA
Richard E. Kirkpatrick, CPA
Jennifer V. Segers, CPA
Andrew D. McMakin, CPA

November 10, 2004, except for Note 13, as to which the date is December 14, 2004

Board of Directors
SouthFirst Bancshares, Inc.
Sylacauga, Alabama

We have audited the accompanying consolidated statements of financial condition of SouthFirst Bancshares, Inc. (a Delaware corporation) and subsidiaries (the Company) as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SouthFirst Bancshares, Inc. and subsidiaries as of September 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on October 1, 2002 the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

Jones & Kirkpatrick, P.C.

Certified Public Accountants
Birmingham, Alabama

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Financial Condition
September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 5,015,108	$ 6,049,325
Interest-bearing deposits in other financial institutions	713,807	533,003
Securities available for sale, at fair value	14,180,243	32,599,988
Securities held to maturity (fair value of $15,674,973)	15,081,723	-
Loans receivable, net of allowance for loan losses of $911,964 in 2004 and $1,191,033 in 2003	94,574,236	84,382,703
Loans held for sale at cost (which approximates fair value)	1,092,619	1,107,805
Foreclosed assets, net	514,507	77,680
Premises and equipment, net	4,796,390	4,298,889
Federal Home Loan Bank stock, at cost	1,117,000	1,117,000
Goodwill	543,706	543,706
Accrued interest receivable	625,639	679,402
Other assets	3,278,179	2,264,952
Total Assets	$141,533,157	$133,654,453
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Deposits:		
Non-interest bearing	$ 4,003,251	$ 3,657,079
Interest bearing	93,789,575	89,900,902
Total deposits	97,792,826	93,557,981
Advances by borrowers for property taxes and insurance	259,427	213,042
Accrued interest payable	458,017	576,676
Borrowed funds	31,588,773	27,000,861
Accrued expenses and other liabilities	1,078,510	628,522
Total liabilities	131,177,553	121,977,082
Stockholders' equity:		
Common stock, $.01 par value, 2,000,000 shares authorized; 990,241shares issued and 709,406 shares outstanding in 2004; 989,868 shares issued and 713,944 shares outstanding in 2003;	9,996	9,996
Additional paid-in capital	9,838,965	9,837,058
Treasury stock, at cost (280,835 shares in 2004; 275,924 shares in 2003)	(3,891,155)	(3,809,839)
Deferred compensation on common stock employee benefit plans	(159,427)	(183,179)
Shares held in trust, at cost (9,402 shares in 2004 and 9,775 shares in 2003)	(103,483)	(107,161)
Retained earnings	5,195,161	6,148,255
Accumulated other comprehensive income (loss)	(534,453)	(217,759)
Total stockholders' equity	10,355,604	11,677,371
Total Liabilities and Stockholders' equity	$141,533,157	$133,654,453

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
Interest and dividend income:			
Interest and fees on loans	$ 5,435,692	$ 5,948,317	$ 6,827,657
Interest and dividend income on securities available for sale	1,302,001	1,397,105	1,600,346
Interest and dividend income on securities held to maturity	345,472	-	-
Other interest income	37,776	91,223	99,189
Total interest and dividend income	7,120,941	7,436,645	8,527,192
Interest expense:			
Interest on deposits	1,734,850	2,520,828	3,490,715
Interest on borrowed funds	1,077,477	1,023,365	1,239,081
Total interest expense	2,812,327	3,544,193	4,729,796
Net interest income	4,308,614	3,892,452	3,797,396
Provision for loan losses (benefit)	1,356,937	549,603	(667,650)
Net interest income after provision for loan losses	2,951,677	3,342,849	4,465,046
Other income:			
Service charges and other fees	546,035	568,701	447,728
Employee benefit trust and consulting fees	1,582,057	1,231,622	1,172,628
Gain on sale of loans	719,389	1,170,453	611,971
Gain on sales and calls of securities available-for-sale	83,614	238,291	236,414
Gain on sale of premises and equipment	927	7,759	162
Insurance benefits in excess of related compensation costs	-	-	186,727
Net premium on transfer of deposits	-	249,769	-
Other	307,491	275,149	377,824
Total other income	3,239,513	3,741,744	3,033,454

(Continued)

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Operations (Continued)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
Other expenses:			
Compensation and benefits	$ 4,331,282	$ 4,279,501	$ 3,635,805
Net occupancy expense	419,776	392,354	358,244
Furniture and fixtures	505,295	451,577	459,314
Data processing	382,885	259,685	317,093
Office supplies and expenses	442,189	436,677	420,272
Deposit insurance premiums	102,938	107,706	85,610
Legal expenses	156,519	214,261	404,203
Other professional services	225,212	259,913	286,068
Goodwill amortization	-	-	53,946
Other	476,220	495,737	386,176
Total other expenses	7,042,316	6,897,411	6,406,731
Income (loss) before income taxes	(851,126)	187,182	1,091,769
Income tax expense (benefit)	(323,191)	71,318	420,964
Net income (loss)	$ (527,935)	$ 115,864	$ 670,805
Earnings (loss) per share:			
Basic	$ (0.74)	$ 0.16	$ 0.82
Diluted	$ (0.71)	$ 0.15	$ 0.82
Weighted average shares outstanding:			
Basic	709,106	744,641	819,260
Diluted	738,511	759,550	822,631

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Stockholders' Equity
Years Ended September 30, 2004, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Compre-hensive Income (Loss)	Total
Balance - September 30, 2001	$ 9,996	$9,814,268	$6,249,938	$ (383,442)	$ (126,411)	$(1,648,439)	$ 366,629	$14,282,539
Comprehensive Income:								
Net income	-	-	670,805	-	-	-		670,805
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	63,091	63,091
Total comprehensive income								733,896
Release of unallocated ESOP shares	-	5,419	-	55,871	-	-	-	61,290
Acquisition of ESOP shares	-	-	-	(188)	-	-	-	(188)
Vesting of shares on Management Recognition Plans	-	(11)	-	3,047	-	-	-	3,036
Issue of Management Recognition Plan shares	-	-	-	(19,250)	19,250	-	-	-
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(758,792)	-	(758,792)
Cash dividends declared ($ .60/share)	-	-	(463,300)	-	-	-	-	(463,300)
Balance - September 30, 2002	9,996	9,819,676	6,457,443	(324,060)	(107,161)	(2,407,231)	429,720	13,878,383
Comprehensive Income (Loss):								
Net income	-	-	115,864	-	-	-	-	115,864
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	(647,479)	(647,479)
Total comprehensive loss								(531,615)
Release of unallocated ESOP shares	-	16,349	-	58,730	-	-	-	75,079
Acquisition of ESOP shares				58,399		(58,363)		36
Vesting of shares on Management Recognition Plans	-	1,033	-	3,850	-	-	-	4,883
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock	-	-	-	-	-	(1,344,245)	-	(1,344,245)
Cash dividends declared ($ .60/share)	-	-	(425,052)	-	-	-	-	(425,052)
Balance - September 30, 2003	9,996	9,837,058	6,148,255	(183,179)	(107,161)	(3,809,839)	(217,759)	11,677,371

(Continued)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity (Continued)
Years Ended September 30, 2004, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation on Common Stock Employee Benefit Plans	Shares Held in Trust	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
Balance - September 30, 2003	$ 9,996	$ 9,837,058	$6,148,255	$ (183,179)	$ (107,161)	$(3,809,839)	$ (217,759)	$11,677,371
Comprehensive Income (Loss):								
Net income (loss)	-	-	(527,935)	-	-	-	-	(527,935)
Change in net unrealized gain (loss) on available-for-sale securities, net of reclassification adjustments and tax effect	-	-	-	-	-	-	(316,694)	(316,694)
Total comprehensive loss								(844,629)
Release of unallocated ESOP shares	-	-	-	-	-	-	-	-
Cancellation of shares held in trust	-	-	-	-	3,678	-	-	3,678
Vesting of shares on Management Recognition Plans	-	1,907	-	3,850	-	-	-	5,757
Vesting of deferred compensation shares	-	-	-	19,902	-	-	-	19,902
Acquisition of Treasury stock						(81,316)		(81,316)
Cash dividends declared ($ .60/share)	-	-	(425,159)	-	-	-	-	(425,159)
Balance - September 30, 2004	$ 9,996	$ 9,838,965	$5,195,161	$ (159,427)	$ (103,483)	$(3,891,155)	$ (534,453)	$10,355,604

See accompanying notes to consolidated financial statements.

SOUTHFIRST BANCSHARES, INC.
AND SUBSIDIARIES

Consolidated Statements of Cash Flows
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
OPERATING ACTIVITIES			
Net income (loss)	$ (527,935)	$ 115,864	$ 670,805
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Provision for loan losses (benefit)	1,356,937	549,603	(667,650)
Depreciation and amortization	377,681	331,198	406,184
Proceeds from sales of loans	31,096,549	55,989,812	27,159,678
Loans originated for sale	(30,361,974)	(53,634,764)	(28,567,757)
Gain on sale of loans	(719,389)	(1,170,453)	(611,971)
Gain on sale of premises and equipment	(927)	(7,759)	(162)
Gain on sale of affiliate	(25,000)	-	-
Loss on sale of foreclosed assets	6,770	69,885	41,566
Compensation expense on ESOP and MRPs	25,659	99,864	84,228
Gain on sale of securities available-for-sale	(83,614)	(238,291)	(236,414)
Net amortization of premium on securities	7,906	46,663	38,126
(Increase) decrease in accrued interest receivable	53,763	54,766	226,057
(Increase) decrease in other assets	(1,013,227)	(156,421)	(1,105,037)
Increase (decrease) in accrued interest payable	(118,659)	(249,174)	(502,333)
Increase (decrease) in accrued expenses and other liabilities	644,087	(67,463)	535,771
Net cash provided (used) by operating activities	718,627	1,733,330	(2,528,909)
INVESTING ACTIVITIES			
Net change in interest-bearing deposits in other financial institutions	(180,804)	350,259	15,271
Proceeds from calls and maturities of securities available-for-sale	2,931,352	15,438,689	3,559,206
Proceeds from sales of securities available-for-sale	11,541,353	16,589,714	18,598,208
Proceeds from redemption of Federal Home Loan Bank stock	-	1,112,800	-
Purchase of securities available-for-sale	(11,569,768)	(38,713,047)	(15,572,588)
Net (increase) decrease in loans	(12,088,252)	7,443,226	8,441,922
Proceeds from sale of premises and equipment	10,377	452,058	10,095
Purchase of premises and equipment	(884,632)	(207,151)	(463,528)
Proceeds from sale of foreclosed assets	96,185	541,708	512,628
Proceeds from sale of affiliate	25,000	-	-
Net cash provided (used) by investing activities	(10,119,189)	3,008,256	15,101,214

(Continued)

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
FINANCING ACTIVITIES			
Net increase (decrease) in demand accounts and savings accounts	$ 1,156,098	$ (390,261)	$ 1,358,136
Net increase (decrease) in certificates of deposit	3,078,747	(2,535,020)	(3,930,454)
Proceeds from borrowed funds	70,534,271	18,588,000	32,091,611
Repayment of borrowed funds	(65,946,359)	(20,644,750)	(38,639,000)
Cash dividends paid	(425,159)	(425,052)	(463,300)
Acquisition of ESOP and MRP shares	3,678	36	(188)
Acquisition of treasury stock	(81,316)	(1,344,245)	(758,792)
(Increase) decrease in advances by borrowers for property taxes and insurance	46,385	(63,867)	(127,606)
Net cash provided (used) by financing activities	8,366,345	(6,815,159)	(10,469,593)
Increase (decrease) in cash and cash equivalents	(1,034,217)	(2,073,573)	2,102,712
Cash and cash equivalents - beginning of year	6,049,325	8,122,898	6,020,186
Cash and cash equivalents - end of year	$ 5,015,108	$ 6,049,325	$ 8,122,898
Supplemental information on cash payments:			
Interest paid	$ 2,930,986	$ 3,793,367	$ 5,232,129
Income taxes paid	$ 148,326	$ 210,320	$ 31,857
Supplemental information on non-cash transactions:			
Real estate owned, obtained through foreclosure	$ 539,782	$ 609,290	$ 376,294

See accompanying notes to consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of SouthFirst Bancshares, Inc. (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation – The accompanying consolidated financial statements include the accounts of SouthFirst Bancshares, Inc. (the Corporation) and its wholly-owned subsidiaries, First Federal of the South (the Bank) (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), Pension & Benefit Trust Company (a wholly-owned subsidiary of First Federal of the South, which is an employee benefits consulting company), SouthFirst Mortgage, Inc. (a wholly-owned subsidiary of First Federal of the South) and SouthFirst Financial Services, Inc. (a wholly-owned subsidiary of SouthFirst Bancshares, Inc.), collectively as the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business – The Company provides a full range of banking services to individual and corporate customers in its primary market area of the cities of Sylacauga, Clanton and Talladega in the state of Alabama, and provides lending services in Birmingham, Alabama. The Company is subject to competition from other financial institutions. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

Use of Estimates – The accounting principles and reporting policies of the Company, and the methods of applying these principles, conform with generally accepted accounting principles and with general practice within the savings and loan industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the period. Actual results could differ significantly from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for properties collateralizing significant troubled loans.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Significant Group Concentrations of Credit Risk – A substantial portion of the Company's loans are secured by real estate in the Company's primary market area. Note 3 discusses the types of lending that the Company engages in. The Company does not have any significant concentration to any one industry or customer.

Cash and Cash Equivalents – For purposes of presentation in the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from other depository institutions.

Interest-bearing Deposits in Other Financial Institutions – Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Securities – The Company classifies its securities in one of the following three categories: (i) held-to-maturity securities, (ii) securities available-for-sale, and (iii) trading account securities. Securities held to maturity represent securities which management has both the positive intent and ability to hold to maturity. These securities are reported at cost adjusted for amortization of premiums and accretion of discounts using the interest method. Securities available-for-sale represent securities which management may decide to sell prior to maturity for liquidity, tax planning or other valid business purposes. Available-for-sale securities are reported at fair value with any unrealized gains or losses excluded from earnings and reflected as a net amount in a separate component of stockholders' equity until realized. Trading account securities represent securities which management has purchased and is holding principally for the purpose of selling in the near term. Trading account securities are reported at fair value with any unrealized gains or losses included in earnings.

Declines in fair value of securities (available-for-sale or held-to-maturity) that are considered other than temporary are charged to securities losses, reducing the carrying value of such securities. Gains or losses on the sale of securities are recorded on the trade date and are determined using the specific identification method and are shown separately in non-interest income in the consolidated statements of operations. No securities were classified as trading account securities as of September 30, 2004 or 2003.

The stock of the Federal Home Loan Bank has no quoted fair value and no ready market exists. The investment in the stock is required of insured institutions that utilize the services of the Federal Home Loan Bank. The Federal home Loan Bank periodically reviews the required investment and will redeem any excess stock at cost. The Federal Home Loan Bank will also purchase the stock at its cost basis from the Company in the event the Company ceases to utilize the services of the Federal Home Loan Bank.

(Continued)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans – The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the Company's primary market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses – The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowances for loan losses and foreclosed real estate. Such agencies may require the Company to recognize additions to the allowances based on their judgments about information available to them at the time of their examination.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Loan Origination Fees, Premiums and Discounts on Loans, Mortgage-Backed Securities and Collateralized Mortgage Obligations – Loan origination fees and certain direct loan origination costs are deferred and recognized over the lives of the related loans as an adjustment of the loan yields using the interest method. Premiums or discounts on loans, mortgage-backed securities, and collateralized mortgage obligations are amortized over the estimated lives of the related mortgage loans, adjusted for prepayments, using a method approximating the interest method. Premiums and discounts on loans, mortgage-backed securities, and collateralized mortgage obligations were insignificant at September 30, 2004.

Loans Held for Sale – Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the carrying value of the loans sold.

The Company enters into interest rate locks, where customers have locked into mortgages at a set interest rate, and forward sales commitments, which are sales of mortgage loans to third parties at a specified price. These interest rate locks and forward sales commitments qualify as derivatives; however, the change in fair value of these derivatives during the year did not have a material impact on the Company's financial position or results of operations.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Goodwill - In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, which changed the accounting for goodwill from an amortization method to an impairment only approach. Upon adoption of SFAS No. 142 on October 1, 2002, the Company ceased amortizing goodwill. Based upon the initial goodwill impairment test completed October 1, 2002, as required by SFAS No. 142, no goodwill impairment was indicated. In addition, the goodwill impairment testing completed at September 30, 2004 and 2003 indicated there was no goodwill impairment. Therefore, the Company had no changes in the carrying amount of goodwill from September 30, 2002 to September 30, 2004.

The following is a reconciliation of net income (loss), basic earnings (loss) per share and diluted earnings (loss) per share with and without goodwill amortization:

	For the Year Ended September 30,		
	2004	2003	2002
Reported net income (loss)	$(527,935)	$ 115,864	$ 670,805
Add back: Goodwill amortization (net of taxes)	-	-	33,447
Adjusted net income (loss)	$(527,935)	$ 115,864	$ 704,252
Basic earnings (loss) per share:			
Reported net income (loss)	$(.74)	$ .16	$ .82
Goodwill amortization	.00	.00	.04
Adjusted net income (loss)	$(.74)	$ .16	$ .86
Diluted earnings (loss) per share:			
Reported net income (loss)	$(.71)	.15	.82
Goodwill amortization	.00	.00	.04
Adjusted net income (loss)	$(.71)	.15	.86

Foreclosed Assets – Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Cost related to the development and improvement of property are capitalized, where as costs relating to the holding of the property are expensed.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Long-Lived Assets - Land is carried at cost. Premises and equipment are stated at cost less accumulated depreciation computed on a straight-line basis over the estimated service lives of the related assets (30 to 50 years for buildings and 3 to 10 years for equipment). Expenditures for maintenance and repairs are charged to operations as incurred; expenditures for renewals and improvements are capitalized and written off through depreciation and amortization charges. Equipment retired or sold is removed from the asset and related accumulated depreciation amounts and any gain or loss resulting therefrom is reflected in the accompanying consolidated statements of operations.

The Company continually evaluates whether events and circumstances have occurred that indicate such long-lived assets have been impaired. Measurement of any impairment of such long-lived assets is based on those assets' fair values and is recognized through a valuation allowance with the resulting charge reflected in the accompanying consolidated statements of operations. There were no impairment losses recorded during any period reported herein.

Stock-Based Compensation - The Company applies Accounting Principles Bulletin (APB) Opinion 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for employee stock compensation plans and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method. The Company follows the pro-forma disclosures of Statement of Financial Accounting Standards (SFAS) No. 123, as amended by SFAS No. 148, *Accounting for Stock-Based Compensation - Transition and Disclosure,* using the fair value method of accounting for stock-based compensation.

Income Taxes – The Company provides for income taxes based upon pretax income, adjusted for permanent differences between reported and taxable earnings. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Advertising – Advertising costs are charged to operations when incurred. Advertising expense was $90,625, $84,259 and $59,431 for the years ended September 30, 2004, 2003 and 2002, respectively.

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Earnings per Share – Basic earnings per share of common stock has been computed on the basis of the weighted-average number of shares of common stock outstanding. Fully diluted earnings per share reflects the potential dilution that could occur if the Company's outstanding options to acquire common stock were exercised. The exercise of these options accounts for the differences between basic and diluted weighted average shares outstanding. Options on 60,834 shares in 2003 and 2002 of common stock were not included in computed diluted earnings per share because their effects were antidilutive.

Reclassification - Certain amounts in the financial statements presented have been reclassified from amounts previously reported in order to be comparable between years. These reclassifications have no effect on previously reported stockholders' equity or net income during the periods involved.

Comprehensive Income – Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income and related tax effects are as follows:

	2004	2003	2002
Unrealized holding gains (losses) on available-for-sale securities arising during the period	$(453,227)	$ (806,032)	$ 338,161
Amortization of discount of securities transferred to held to maturity	26,048	-	-
Reclassification adjustment for losses (gains) realized in income	(83,614)	(238,291)	(236,414)
Net unrealized gains (losses)	(510,793)	(1,044,323)	101,747
Tax effect	194,099	396,844	(38,656)
Net-of-tax amount	$(316,694)	$ (647,479)	$ 63,091

(Continued)

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Recent Accounting Pronouncements - In March 2004, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) 105, *Application of Accounting Principles to Loan Commitments,* which summarized the views of the staff regarding the application of generally accepted accounting principles to loan commitments accounted for as derivative instruments. The SAB requires that the fair value measurement of a loan commitment that is accounted for as a derivative includes only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected cash flows related to the customer relationship or loan servicing. This SAB is effective for loan commitments entered into after March 31, 2004. The Company adopted SAB 105 on April 1, 2004, and the effect was not material.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus of EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance provided to evaluate whether an impairment is other than temporary has been delayed by FASB Staff Position EITF Issue 03-1-1, *Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, posted September 30, 2004. The delay of the effective date for paragraphs 10-20 will be superseded concurrent with the final issuance of proposed FSP EITF Issue 03-1-a, *Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments",* while the disclosure requirements are effective for annual reporting periods ending after December 15, 2003. The Company has adopted the disclosure requirements of this EITF, and is currently evaluating the impact of the adoption of the accounting guidance in the EITF.

2. SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent. The carrying amount of securities and their approximate fair value at September 30 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available-for-Sale Securities				
September 30, 2004:				
U.S. Government agency	$ 4,588,937	$ 444	$ (56,476)	$ 4,532,905
Collateral mortgage obligations (CMO's)	875,317	6,320	-	881,637
Mortgage-backed securities	8,252,500	97,855	-	8,350,355
Corporate obligations	400,000	4,381	(1,035)	403,346
Other common stock	9,000	3,000	-	12,000
	$14,125,754	$ 112,000	$ (57,511)	$14,180,243
September 30, 2003:				
U.S. Government agency	$ 23,236,750	$ 109,238	$ 738,052	$ 22,607,936
Collateral mortgage obligations (CMO's)	1,439,648	16,441	-	1,456,089
Mortgage-backed securities	7,915,826	259,598	-	8,175,424
Corporate obligations	350,000	6,131	992	355,139
Other common stock	9,000	-	3,600	5,400
	$32,951,224	$ 391,408	$ 742,644	$ 32,599,988
Held-to-Maturity Securities				
September 30, 2004:				
U.S. Government agency	$15,081,723	$ 593,250	$ -	$15,674,973

The Company sold securities available-for-sale for total proceeds of $11,541,353, $16,589,714 and $18,598,208, resulting in gross realized gains of $83,614, $238,291 and $236,414 in 2004, 2003 and 2002, respectively.

(Continued)

2. **SECURITIES** (Continued)

At September 30, 2003, certain securities classified as available-for-sale were written down to their estimated realizable values because, in the opinion of management, the decline in market value of those securities was considered to be other than temporary.

The scheduled maturities at September 30, 2004 of securities (other than equity securities) by contractual maturity are shown below. Expected maturities will differ from contractual maturities because the borrower may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-Sale		Held-to-Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 100,000	$ 100,675	$ -	$ -
Due from one to five years	1,120,790	1,132,726	-	-
Due from five to ten years	4,954,451	5,022,568	-	-
Due after ten years	7,941,513	7,912,274	15,081,723	15,674,973
	$14,116,754	$14,168,243	$15,081,723	$15,674,973

Securities available-for-sale with a carrying amount of approximately $3,714,000 and $2,535,000 at September 30, 2004 and 2003, respectively, were pledged to secure public deposits as required by law and for other purposes required or permitted by law.

In May 2004, the Company transferred certain securities from the available-for-sale to held-to-maturity category. The securities were transferred at fair value on the date of transfer. The unrealized loss at the date of transfer was $942,565 and continues to be reported in accumulated other comprehensive income (loss) in stockholders' equity. That amount is being amortized over the remaining lives of the securities as an adjustment of yield. The amortization of the unrealized loss offsets the effect of the amortization of the discount for those held-to-maturity securities. The amount of such amortization was $26,048 for the year ended September 30, 2004, and the unamortized balance of the unrealized losses, net of applicable income taxes which is included in stockholders' equity was $568,241 at September 30, 2004.

(Continued)

2. **SECURITIES** (Continued)

The following table shows the Company's combined investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2004:

	Less Than 12 Months		More Than 12 Months		Total	
	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses	Fair Value	Unrealized Gross Losses
U.S. Government agency	$ 6,907,740	$(67,260)	$13,249,694	$(312,483)	$20,157,434	$(379,743)
Corporate obligations	148,965	(1,035)	-	-	148,965	(1,035)
	$ 7,056,705	$ (68,295)	$13,249,694	$(312,483)	$20,306,399	$(380,778)

At September 30, 2004, the Company had five individual available-for-sale securities and four held-to-maturity securities that were in an unrealized loss position. Of those, five had been in an unrealized loss position for longer than 12 months. The unrealized losses on the Company's investment in U.S. Government agency securities were caused by interest rate increases. The contractual term of these investments do not permit the issuer to settle the securities at a price less than the par value of the investments (which approximate the original purchase price). Because the Company has the ability and intent to hold their investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be other than temporarily impaired at September 30, 2004. The unrealized losses in the Company's investment in corporate obligations are deemed not to be other than temporary impairment and are primarily due to the fact that these securities have experienced volatility in their market prices as a result of current market conditions, with no credit concerns related to the entities that issued the securities. The Company does not expect any permanent impairment to develop related to these securities.

3. LOANS

Loans consisted of the following at September 30, 2004 and 2003:

	2004	2003
Real estate mortgage loans:		
First mortgage loans:		
Single family residential	$ 44,904,742	$ 39,838,693
Multi-family and commercial real estate	14,002,478	11,407,220
Second mortgage loans	16,670,204	13,404,006
1-4 family construction loans	16,106,277	16,264,065
Savings account loans	768,088	881,192
Installment loans	3,192,169	3,920,955
	95,643,958	85,716,131
Deduct:		
Deferred loan fees	157,758	142,395
Allowance for loan losses	911,964	1,191,033
	1,069,722	1,333,428
Total loans receivable – net	$ 94,574,236	$ 84,382,703

Activity in the allowance for loan losses was as follows for the years ended September 30, 2004, 2003 and 2002:

	2004	2003	2002
Beginning balance	$ 1,191,033	$ 854,013	$ 1,577,952
Provision (benefit) charged to income	1,356,937	549,603	(667,650)
Recovery of amounts charged off in prior years	28,432	27,930	22,585
Loans charged off	(1,664,438)	(240,513)	(78,874)
Ending balance	$ 911,964	$ 1,191,033	$ 854,013

(Continued)

3. **LOANS** (Continued)

The following is a summary of information pertaining to impaired loans:

	September 30, 2004	September 30, 2003
Impaired loans without a valuation allowance	$ -	$ -
Impaired loans with a valuation allowance	618,035	2,393,009
Total impaired loans	$ 618,035	$ 2,393,009
Valuation allowance related to impaired loans	$ 393,203	$ 895,856

	Years Ended September 30, 2004	2003	2002
Average investment in impaired loans	$ 821,854	$ 413,387	$ 890,066
Interest income recognized on impaired loans	25,294	23,068	65,022
Interest income recognized on a cash basis on impaired loans	25,294	23,068	61,994

Interest on impaired loans is generally recorded on a "cash basis" and is included in earnings only when actually received in cash.

At September 30, 2004 and 2003, the total recorded investment in loans on non-accrual amounted to approximately $1,194,034 and $2,149,000, respectively, and the total recorded investment in loans past due ninety days or more and still accruing interest was $0 for each year.

In January 2004, the Company agreed to modify the terms of several loans to one customer. The modified terms included a reduction in interest rates from an original range of prime plus .50% to 15% to a restructured range of 7% to 10%. Additional funds of approximately $55,000 were advanced on the restructuring and additional collateral was received for those advances. The recorded investment in the loans was approximately $210,000 at September 30, 2004. Interest income of approximately $13,000 has been recorded in 2004 on the restructured note. Had the terms of the note not been modified, interest income of approximately $14,000 would have been recorded.

The Company sells loans to third party investors with limited recourse, primarily related to prepayment. The total amount of recourse liability at September 30, 2004 was approximately $93,000. Because historical losses related to these guarantees have been insignificant, no liability has been recorded for these at September 30, 2004 or 2003.

4. PREMISES AND EQUIPMENT

Premises and equipment are summarized as follows at September 30, 2004 and 2003:

	2004	2003
Land	$ 1,798,595	$ 1,610,559
Buildings and improvements	3,162,549	3,136,659
Furniture, fixtures and equipment	1,363,035	830,695
Automobiles	191,940	179,620
	6,516,119	5,757,533
Less: Accumulated depreciation	1,719,729	1,458,644
Premises and equipment, net	$ 4,796,390	$ 4,298,889

Depreciation expense charged to operations was $377,681, $331,198 and $352,238 in 2004, 2003 and 2002, respectively.

5. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable consists of the following at September 30, 2004 and 2003:

	2004	2003
Loans	$ 339,002	$ 338,537
Investment securities available-for-sale	286,637	340,865
Total accrued interest receivable	$ 625,639	$ 679,402

6. INVESTMENTS IN AFFILIATE

In March 1995, the Company obtained a 50% ownership interest in Magnolia Title Services, Inc. (Magnolia) for an investment of $100,000. Magnolia provides title insurance and related services to various borrowers and lenders in the state of Alabama. The Company accounted for this investment under the equity method. As of September 30, 2003, the Company had written down its investment to $0. In November 2003, the Company sold its investment for $25,000, thereby realizing a gain of $25,000, which is included in other income.

7. LEASES

The Company leases certain real estate and office equipment under operating leases expiring in various years through 2008. Minimum future rental payments under non-cancellable operating leases having remaining terms in excess of one year as of September 30, 2004 are as follows:

Year Ending September 30,	Amount
2005	$ 134,034
2006	112,047
2007	81,745
2008	3,489
Total	$ 331,315

Lease expense charged to operations was $140,637, $127,930 and $101,768 for the years ended September 30, 2004, 2003 and 2002, respectively.

The Company is also the lessor of a portion of its office space under a lease expiring in 2007.

Minimum future rentals to be received on non-cancelable leases as of September 30, 2004 for each of the next five years and in the aggregate are as follows:

Year Ending September 30,	Amount
2005	$ 12,000
2006	12,000
2007	12,000
2008	3,000
Total minimum future rentals	$ 39,000

8. DEPOSITS

An analysis of deposit accounts at the end of the period is as follows at September 30, 2004 and 2003:

	2004	2003
Demand accounts:		
Non interest-bearing checking accounts	$ 4,003,251	$ 3,657,079
Interest-bearing:		
NOW accounts	10,661,374	10,063,517
Money market demand	230,010	155,217
Total demand accounts	14,894,635	13,875,813
Statement savings accounts	11,633,972	11,496,696
Certificate accounts	71,264,219	68,185,472
Total	$ 97,792,826	$ 93,557,981

Certificate accounts greater than or equal to $100,000 were $34,345,365 and $25,253,505 at September 30, 2004 and 2003, respectively. Overdrafts of demand deposits in the amounts of $43,356 and $163,042 have been reclassified as loan balances at September 30, 2004 and 2003, respectively.

Scheduled maturities of certificate accounts were as follows at September 30, 2004:

Year	Amount
2005	$ 49,885,296
2006	11,074,207
2007	4,692,841
2008	1,804,054
2009	1,377,821
Thereafter	2,430,000
Total	$ 71,264,219

(Continued)

8. DEPOSITS (Continued)

Interest expense on deposits for the years ended September 30, 2004, 2003 and 2002 was as follows:

	2004	2003	2002
Demand accounts	$ 19,457	$ 63,232	$ 143,538
Statement savings accounts	25,921	74,506	179,579
Certificate accounts	1,689,472	2,383,090	3,167,598
Total	$ 1,734,850	$ 2,520,828	$ 3,490,715

9. BORROWED FUNDS

Federal Home Loan Bank Advances

The Company was liable to the Federal Home Loan Bank of Atlanta on the following advances at September 30, 2004 and 2003:

Maturity Date	Callable Date	Type	Rate at 9/30	2004	2003
April 2004		Adjustable	1.11%	$ -	$ 4,000,000
July 2004		Adjustable	1.21%	-	1,670,000
April 2005		Adjustable	1.80%	4,000,000	-
May 2005		Adjustable	2.11%	1,670,000	1,670,000
March 2010	December 2004	Fixed Rate	5.88%	5,000,000	5,000,000
November 2010	November 2004	Fixed Rate	5.43%	5,000,000	5,000,000
January 2011	October 2004	Fixed Rate	4.65%	2,500,000	2,500,000
January 2011	January 2006	Fixed Rate	5.30%	2,500,000	2,500,000
				$ 20,670,000	$ 22,340,000
Weighted average rate				4.46%	4.04%

(Continued)

9. **BORROWED FUNDS** (Continued)

At September 30, 2004 and 2003, the advances were collateralized by first-mortgage residential loans with carrying values of approximately $42,907,000 and $33,349,000, respectively

On April 15, 2002, the Bank was notified that the amount available under its credit line with the Federal Home Loan Bank of Atlanta had been changed from a variable amount, equal to 30% of total assets to a fixed amount of $22,000,000. This amount was subsequently changed to an amount equal to 10% of its total assets. The Federal Home Loan Bank of Atlanta has notified the Bank that it will not require the Bank's existing borrowings to be reduced to the new amount prior to the existing advance maturities, but that it will require that any additional borrowing by the Bank be approved through application by the Bank to the Federal Home Loan Bank of Atlanta's Credit Committee.

Line of Credit

The Corporation also has a line of credit with a commercial bank. A summary of this line of credit at September 30, 2004 and 2003 is as follows:

	Outstanding Balance at September 30,	
	2004	2003
$2,500,000 line of credit, due June 1, 2005, interest at prime plus .25% (5.00% at September 30, 2004), secured by the Company's stock in its subsidiary, First Federal of the South	$ 902,861	$ 1,917,861

Securities Sold Under Agreements to Repurchase

Securities sold under agreements to repurchase, which are classified as secured borrowings and are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. A summary of such agreements is as follows:

(Continued)

9. **BORROWED FUNDS** (Continued)

	2004	2003
Agreement to repurchase on October 15, 2003, plus interest at 1.23%	$ -	$ 1,743,000
Agreement to repurchase on October 20, 2003, plus interest at 1.21%	-	534,109
Agreement to repurchase on October 20, 2003, plus interest at 1.21%	-	465,891
Agreement to repurchase on October 12, 2004, plus interest at 1.76%	1,002,375	-
Agreement to repurchase on October 15, 2004, plus interest at 1.81%	1,476,425	-
Agreement to repurchase on October 20, 2004, plus interest at 1.88%	976,400	-
Agreement to repurchase on October 20, 2004, plus interest at 1.88%	993,037	-
Agreement to repurchase on October 20, 2004, plus interest at 1.88%	983,580	-
Agreement to repurchase on October 22, 2004, plus interest at 1.90%	1,000,000	-
Agreement to repurchase on October 25, 2004, plus interest at 1.85%	1,480,470	-
Agreement to repurchase on November 1, 2004, plus interest at 1.87%	1,103,625	-
Agreement to repurchase on November 1, 2004, plus interest at 1.87%	1,000,000	-
	$10,015,912	$ 2,743,000

Securities underlying such borrowings had a carrying value of $13,441,238 and $4,077,854 at September 30, 2004 and 2003, respectively.

Total borrowed funds at September 30, 2004 have maturities (or call dates) in future years as follows:

Year Ending September 30,	Amount
2005	$29,088,773
2006	2,500,000
	$31,588,773

10. INCOME TAX EXPENSE

Income tax expense (benefit) for the years ended September 30, 2004, 2003 and 2002 consists of the following:

	2004	2003	2002
Federal:			
Current	$(513,893)	$ 272,976	$ 305,068
Deferred	248,685	(237,810)	87,242
	(265,208)	35,166	392,310
State:			
Current	(76,269)	53,638	22,239
Deferred	18,286	(17,486)	6,415
	(57,983)	36,152	28,654
Total	$(323,191)	$ 71,318	$ 420,964

Income tax expense includes taxes related to investment security gains in the approximate amount of $32,000, $91,000 and $90,000 in 2004, 2003 and 2002, respectively.

The actual income tax expense differs from the "expected" income tax expense computed by applying the U.S. federal corporate income tax rate of 34% to income before income taxes as follows:

	2004	2003	2002
Computed "expected" income tax expense	$(289,383)	$ 63,642	$ 371,201
Increase (reduction) in income tax resulting from:			
Compensation expense for ESOP	-	(8,260)	(15,734)
Management Recognition Plan	193	265	329
State tax, net of federal income tax benefit	(44,540)	12,527	12,937
Other - net	10,539	3,144	52,231
Total	$(323,191)	$ 71,318	$ 420,964
Effective tax rate	38%	38%	39%

(Continued)

10. INCOME TAX EXPENSE (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at September 30, 2004 and 2003 are as follows:

	2004	2003
Deferred taxes:		
Foreclosed real estate gain	$ 55,869	$ 55,869
Bad debts	223,806	325,666
Accrued salaries	33,305	41,062
Investment in equity of affiliate	-	89,425
Deferred compensation	163,556	136,795
Unrealized loss on securities available-for-sale	328,718	133,478
Other	28,692	-
Total deferred tax assets	833,946	782,295
Deferred tax liabilities:		
Management Recognition Plan	1,344	3,446
FHLB stock	237,138	237,138
Depreciation	220,208	135,627
Prepaid expenses	59,423	58,538
Federal/state tax deduction on a cash basis	25,422	1,852
Goodwill	72,845	56,397
Total deferred tax liabilities	616,380	492,998
Net deferred tax asset	$ 217,566	$ 289,297

There was no valuation allowance at September 30, 2004 or 2003.

11. EMPLOYEE BENEFIT PLANS

Employee Stock Ownership Plan - Effective October 1, 1994, the Corporation established the SouthFirst Bancshares, Inc. Employee Stock Ownership Plan (ESOP). The ESOP is available to all employees who have met certain age and service requirements. Contributions to the plan are determined by the Board of Directors and may be in cash or in common stock. The Corporation loaned $664,000 to the trustee of the ESOP, who purchased, on behalf of the trust of the ESOP, 66,400 shares of the shares sold by the Corporation in the public offering.

The common stock of the Corporation acquired for the ESOP was held as collateral for the loan and was released for allocation to the ESOP participants as principal payments were made on the loan. The Bank made contributions to the ESOP in amounts sufficient to make loan interest and principal payments. Contributions, which include dividends on ESOP shares, of $71,657 and $74,488 were made to the ESOP in 2003 and 2002, respectively. During 2003, the Trustee distributed cash of $55,744 in lieu of shares to retiring participants.

The ESOP's loan was repayable in ten annual installments of principal and interest. The interest rate was adjusted annually and was equal to the prime rate on each October 1st, beginning with October 1, 1995, until the note was paid in full. Principal and interest for the years ended September 30, 2003 and 2002 were $71,657 and $74,488, respectively. The loan was paid in full at September 30, 2003. These payments resulted in the commitment to release 5,383 shares in 2003 and 5,587 shares in 2002. The Company has recognized compensation expense, equal to the fair value of the committed-to-be released shares of $75,079 and $61,290 in 2003 and 2002, respectively. Suspense shares are excluded from weighted average shares in determining earnings per share.

Stock-based Compensation Plan - During 1995, the Company adopted a Stock Option and Incentive Plan for directors and key employees of the Company. The exercise price cannot be less than the market price on the grant date and number of shares available for options cannot exceed 83,000. Stock appreciation rights may also be granted under the plan. During 1998, the Company adopted the 1998 Stock Option & Incentive Plan for directors and key employees of the Company. Under the 1998 plan, options to acquire 63,361 shares had been granted. The term of the options range from seven to ten years and they vest equally over periods from three to five years.

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

Following is a summary of the status of the 1995 and 1998 plans:

	1995 Plan		1998 Plan	
	Number of Shares Under Option	Weighted Average Exercise Price	Number of Shares Under Option	Weighted Average Exercise Price
Outstanding at September 30, 2001	70,550	$13.15	67,511	$14.05
Granted	9,000	9.92	-	.00
Forfeited	(34,239)	13.05	(20,423)	14.86
Outstanding at September 30, 2002	45,311	12.59	47,088	13.69
Granted	28,389	12.10	16,211	12.10
Forfeited	-	-	(1,328)	9.75
Outstanding at September 30, 2003	73,700	12.40	61,971	13.36
Granted	-	-	-	
Forfeited	-	-	(1,256)	13.55
Exercised/sold	-	-	(416)	10.22
Outstanding at September 30, 2004	73,700	12.40	60,299	13.38

Information pertaining to options outstanding at September 30, 2004 is as follows:

	Options Outstanding			Options Exercisable	
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
9.75	20,905	3.09 years		20,905	
9.92	9,000	7.17 years		3,600	
12.10	43,760	8.04 years		8,752	
14.00	29,880	.93 years		29,880	
15.75	30,454	3.32 years		30,454	
Outstanding at end of year	133,999	4.55 years	$12.84	93,591	$13.29

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

The Company applies APB Opinion 25 and related interpretations in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plans in 2004, 2003 or 2002. Had compensation cost been determined on the basis of fair value pursuant to SFAS No. 123, net income and earnings per share would have been adjusted to the pro forma amounts indicated below:

	2004	2003	2002
Net income (loss):			
As reported	$(527,935)	$ 115,864	$ 670,805
Pro forma	(530,678)	108,785	659,986
Basic earnings (loss) per share:			
As reported	(.74)	.16	.82
Pro forma	(.75)	.15	.79
Fully diluted earnings (loss) per share:			
As reported	(.71)	.15	.82
Pro forma	(.72)	.14	.79

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation costs may not be representative of that to be expected in future years.

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions were made in estimating fair value during the period granted:

	2003	2002
Dividend yield	5.38%	5.20%
Expected life	9 years	8 years
Expected volatility	8.10%	8.72%
Risk-free interest rate	4.73%	5.39%

(Continued)

11. **EMPLOYEE BENEFIT PLANS** (Continued)

Management Recognition Plan - On November 15, 1995, the Company issued 33,200 shares of common stock (Initial Shares) to key employees under the terms of the Company's Management Recognition Plans (MRP's). These shareholders receive dividends on the shares and have voting rights. However, the sale or transferability of the shares is subject to the vesting requirements of the plan. These vesting requirements provide for the removal of the transferability restrictions upon the performance of employment services. The restrictions were fully removed in November 2000. Participants who terminate employment prior to satisfying the vesting requirements must forfeit the unvested shares and the accumulated dividends on the forfeited shares. The Company has recorded compensation expense equal to the fair value of the portion of vested shares attributable to 2004, 2003 and 2002. In addition, the dividends paid on unvested shares are also reflected as compensation expense. Total compensation expense attributable to the MRP's in 2004, 2003 and 2002 was $5,757, $4,883 and $3,036, respectively.

During the year ended September 30, 2001, the Company's MRP purchased an additional 11,525 shares of common stock at an aggregate price of $126,411. Shares held in trust related to the MRP are shown as a reduction of stockholders' equity in the accompaning consolidated statements of financial condition. As these shares are granted to employees, an amount equal to the award is reclassified from shares held in trust to unearned compensation. Of these shares, 1,750 were issued to key employees during the year ended September 30, 2002. During 2004, 373 shares in the plan were cancelled. No additional shares were issued during the year ended September 30, 2004 or 2003.

401 (k) Plan - The Company also has a 401(k) plan that covers all employees who meet minimum age and service requirements. The plan provides for elective employee salary deferrals and discretionary company matching contributions. Company matching contributions were $0, $28,324 and $52,540 in 2004, 2003 and 2002, respectively.

Deferred Compensation Agreements - The Company has entered into deferred compensation agreements with two of its senior officers and one former officer, pursuant to which each will receive from the Company certain retirement benefits at age 65. Such benefits will be payable for 15 years to each officer or, in the event of death, to such officer's respective beneficiary. A portion of the retirement benefits will accrue each year until age 65 or, if sooner, until termination of employment. The annual benefits under these arrangements range from approximtaely $24,000 to $45,000.

(Continued)

11. EMPLOYEE BENEFIT PLANS (Continued)

The retirement benefits available under the deferred compensation agreements are unfunded. However, the Company has purchased life insurance policies on the lives of these officers that will be available to the Company to provide, both, for retirement benefits and for key person insurance. The costs of these arrangements was $47,245, $44,945 and $42,758 in 2004, 2003 and 2002, respectively.

In addition to the deferred compensation arrangements discussed above, the Company entered into arrangements with two officers in April 1997, under which the Company issued a total of 21,135 shares of common stock to these officers. The shares vest ratably over the 15 year term of their employment contracts. The Company has recognized compensation expense equal to the fair value of the vested shares of $19,902 in 2004, 2003 and 2002.

Directors' Retirement Agreements - The Bank has also entered into supplemental retirement agreements with its directors. The agreements provide for certain benefits payable to the directors based on the earnings of certain life insurance policies in excess of the Bank's cost of funds, as defined under the agreements. The cost of these agreements was $26,073 and $33,869 in 2004 and 2003, respectively.

Bank Owned Life Insurance - As discussed above, the Company has purchased approximately $4.9 million of Company owned life insurance on certain key officers (current and former) and directors. (The policies had a cash surrender value of approximately $1.7 million and $1.6 million at September 30, 2004 and 2003, respectively.) The life insurance policies were purchased to offset liabilities associated with certain employee and director benefits. Income earned on the policies will offset the corresponding benefit expenses on these employees and directors as the Company is the beneficiary of the insurance policies. Increases in the cash surrender value of the policies are recorded as a component of non-interest income.

12. RELATED PARTY TRANSACTIONS

In the normal course of business, loans are made to officers and directors of the Company. These loans are made on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with others. Total loans outstanding to these persons at September 30, 2004 and 2003 amounted to $738,521 and $850,666, respectively. The change from 2003 to 2004 reflects payments of $300,792 and advances of $188,647.

Deposits from related parties held by the Bank at September 30, 2004 and 2003 amounted to $189,048 and $155,372, respectively.

13. **COMMITMENTS AND CONTINGENCIES**

Off Balance Sheet Items - At September 30, 2004, the Bank had outstanding loan commitments of approximately $14,520,000 including $6,790,000 in undisbursed construction loans in process, $6,191,000 in unused lines and letters of credit, $1,208,000 in commitments to originate mortgage loans consisting primarily of 30-day commitments, and $331,000 in undisbursed participation loan commitments. Commitments to originate conventional mortgage loans consisted of fixed rate mortgages for which interest rates had not been established, all having terms ranging from 15 to 30 years.

These financial instruments are not reflected on the accompanying statements of financial condition, but do expose the Company to credit risk. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on balance-sheet instruments.

These commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Litigation - The Company is involved in various legal actions arising in the normal course of business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of all proceedings will not have a material adverse effect upon the financial position or operations of the Company.

Employment Agreements - The Company has employment agreements with certain senior officers. The agreements provide for certain salaries and benefits for a 24-month period. The agreements further provide that if the employee is terminated without cause they will receive payments equal to the amount of salary and benefits remaining under the term of contract with a minimum amount of 12 months salary and benefits. The agreements also provide that if employment is terminated by the Company in connection with or within 24 months after any change in control of the Company, each employee shall be paid approximately three times their salary.

(Continued)

13. COMMITMENTS AND CONTINGENCIES (Continued)

Significant Group Concentrations of Credit Risk - The Company maintains cash balances at several financial institutions. Cash balances at each institution are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $100,000. At various times throughout the year cash balances held at these insitutions will exceed federally insured limits. Management monitors such accounts and does not consider that such excess exposes the Company to any significant risk.

Supervisory Agreement - On March 22, 2002, the Bank entered into a supervisory agreement (the "Supervisory Agreement") with the Office of Thrift Supervision (the "OTS"). The Supervisory Agreement formalized the current understanding of both the Bank and the OTS of the actions that the Bank and its board of directors had to undertake to comply with the requirements of the OTS. Among other things, the Bank's board of directors had to develop, adopt and implement certain policies and procedures to ensure appropriate monitoring of the Bank's internal audit and control functions, management, asset quality, and transactions with affiliates and insiders. Additionally, the OTS revoked the expanded, loans-to-one-borrower lending authority originally granted by the OTS on July 26, 1994. After meeting such requirements, the Supervisory Agreement was rescinded by the OTS effective December 14, 2004.

14. RETAINED EARNINGS AND REGULATORY CAPITAL

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

(Continued)

14. RETAINED EARNINGS AND REGULATORY CAPITAL (Continued)

Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets. Management believes, as of September 30, 2004, that the Bank meets all capital adequacy requirements and meets the requirements to be classified as "well capitalized".

	Actual		For Capital Adequacy Purposes		Well Capitalized	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2004:						
Total risk-based capital (to risk weighted assets)	$ 11,940,000	13.18%	≥$ 7,246,000	≥8.00%	≥$ 9,057,000	≥10.00%
Tier I capital (to risk weighted assets)	11,424,000	12.61%	≥ 3,623,000	≥4.00%	≥ 5,434,000	≥ 6.00%
Tier I capital (to adjusted total assets)	11,424,000	8.08%	≥ 5,659,000	≥4.00%	≥ 7,073,000	≥ 5.00%
Tangible equity (to adjusted total assets)	11,424,000	8.08%	≥ 2,829,000	≥2.00%		
Tangible capital (to adjusted total assets)	11,424,000	8.08%	≥ 2,122,000	≥1.50%		
As of September 30, 2003:						
Total risk-based capital (to risk weighted assets)	$ 13,620,000	16.43%	≥$ 6,633,000	≥8.00%	≥$ 8,292,000	≥10.00%
Tier I capital (to risk weighted assets)	13,325,000	16.07%	≥ 3,317,000	≥4.00%	≥ 4,975,000	≥ 6.00%
Tier I capital (to adjusted total assets)	13,325,000	9.99%	≥ 5,336,000	≥4.00%	≥ 6,670,000	≥ 5.00%
Tangible equity (to adjusted total assets)	13,325,000	9.99%	≥ 2,668,000	≥2.00%		
Tangible capital (to adjusted total assets)	13,325,000	9.99%	≥ 2,001,000	≥1.50%		

(Continued)

14. **RETAINED EARNINGS AND REGULATORY CAPITAL** (Continued)

Savings institutions with more than a "normal" level of interest rate risk are required to maintain additional total capital. A savings institution with a greater than normal interest rate risk is required to deduct specified amounts from total capital, for purposes of determining its compliance with risk-based capital requirements. Management believes that the Bank was in compliance with capital standards at September 30, 2004 and 2003.

Retained earnings at September 30, 2004 and 2003, include approximately $2,400,000 for which no provision for income tax has been made. This amount represents allocations of income to bad debt deductions for tax computation purposes. If, in the future, this portion of retained earnings is used for any purpose other than to absorb tax bad debt losses, income taxes may be imposed at the then applicable rates. Retained earnings is also restricted at September 30, 2004, as a result of the liquidation account established upon conversion to a stock company. No dividends may be paid to stockholders if such dividends would reduce the net worth of the Bank below the amount required by the liquidation account.

15. **SHAREHOLDERS' RIGHTS PLAN**

In December 1997, the Company adopted a Stock Purchase Rights Plan that provides rights to holders of the Company's common stock to receive common stock rights under certain circumstances. The rights will become exercisable ten days after a person or group acquires 15% or more of the company's shares. If, after the rights become exercisable, the Company becomes involved in a merger, each right then outstanding (other than those held by the 15% holder) would entitle its holder to buy common stock of the Company worth twice the exercise price of each right. The rights expire in November 2007.

16. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Further, assets that are not financial instruments are not included in the following tables. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

(Continued)

16. **FAIR VALUE OF FINANCIAL INSTRUMENTS** (Continued)

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and Cash Equivalents - Fair value equals the carrying value of such assets due to their nature.

Interest-bearing Deposits in Other Financial Institutions - Fair value equals the carrying value of such assets due to their nature.

Securities and Accrued Interest Receivable - The fair value of securities is based on quoted market prices. The carrying amount of related accrued interest receivable approximates its fair value.

Loans Receivable - The fair value of loans is calculated using discounted cash flows. The discount rate used to determine the present value of the loan portfolio is an estimated market discount rate that reflects the credit and interest rate risk inherent in the loan portfolio. The estimated maturity is based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of related accrued interest receivable approximates its fair value.

Deposits - Fair values for certificates of deposit have been determined using discounted cash flows. The discount rate used is based on estimated market rates for deposits of similar remaining maturities. The carrying amount of all other deposits, due to their short-term nature, approximate their fair values. The carrying amount of related accrued interest payable approximates its fair value.

Borrowed Funds - Fair value for the fixed-rate borrowings has been determined using discounted cash flows. The discount rate used is based on estimated current rates for advances with similar maturities. The carrying amount of the variable rate borrowings, due to the short repricing periods, approximate their fair value.

(Continued)

16. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and cash equivalents	$ 5,015,108	$ 5,015,108	$ 6,049,325	$ 6,049,325
Interest-bearing deposits	713,807	713,807	533,003	533,003
Securities	29,261,966	29,855,216	32,599,988	32,599,988
Loans receivable – net	94,574,236	93,186,318	84,382,703	85,652,394
Accrued interest receivable	625,639	625,639	679,402	679,402
Financial liabilities:				
Deposits	97,792,826	97,319,502	93,557,981	94,883,381
Borrowed funds	31,588,773	32,699,122	27,000,861	28,209,972
Accrued interest payable	458,017	458,017	576,676	576,676

17. **PARENT COMPANY**

The condensed financial information for SouthFirst Bancshares, Inc. (Parent Company) is presented below:

Parent Company
Condensed Balance Sheets
September 30, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 49,303	$ 35,351
Securities available for sale	12,000	5,400
Investment in financial institution subsidiary	10,388,146	12,793,544
Investment in other subsidiaries	1,044,303	859,591
Other assets	24,044	78,805
Total Assets	$11,517,796	$13,772,691
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Borrowed funds	$ 902,861	$ 1,917,861
Other liabilities	259,331	177,459
Total liabilities	1,162,192	2,095,320
Stockholders' equity:		
Common stock, $ .01 par value, 2,000,000 shares authorized; 990,241 shares issued and 709,406 shares outstanding in 2004 989,868 shares issued and 713,944 shares outstanding in 2003	9,996	9,996
Additional paid-in capital	9,838,965	9,837,058
Treasury stock	(3,891,155)	(3,809,839)
Deferred compensation on common stock employee benefit plans	(159,427)	(183,179)
Shares held in trust	(103,483)	(107,161)
Retained earnings	5,195,161	6,148,255
Accumulated other comprehensive income (loss)	(534,453)	(217,759)
Total stockholders' equity	10,355,604	11,677,371
Total Liabilities and Stockholders' Equity	$11,517,796	$13,772,691

(Continued)

17. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Operations
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
Cash dividends from financial institution subsidiary	$ 1,500,000	$ 500,000	$ 1,100,000
Interest and dividend income	-	10,986	31,785
Gain (loss) on sale of securities available-for-sale	-	(78,610)	47,553
Gain on sale of affiliate	25,000	-	-
Commission income	739	95,015	-
Total income	1,525,739	527,391	1,179,338
Expenses:			
Interest on borrowed funds	90,774	67,914	130,208
Compensation and benefits	44,000	62,000	44,585
Management fee	30,000	30,000	30,000
Other	67,470	70,029	13,800
	232,244	229,943	218,593
Income before income taxes	1,293,495	297,448	960,745
Income tax benefit	78,472	76,971	47,913
Income before equity in undistributed earnings of subsidiaries	1,371,967	374,419	1,008,658
Equity in undistributed earnings of subsidiaries (dividends in excess of earnings):			
Financial institution	(2,085,177)	(335,185)	(364,604)
Other	185,275	76,630	26,751
	(1,899,902)	(258,555)	(337,853)
Net income (loss)	$ (527,935)	$ 115,864	$ 670,805

(Continued)

17. **PARENT COMPANY** (Continued)

Parent Company
Condensed Statements of Cash Flows
Years Ended September 30, 2004, 2003 and 2002

	2004	2003	2002
Operating Activities:			
Net income (loss)	$ (527,935)	$ 115,864	$ 670,805
Adjustments to reconcile net income (loss) to cash from operating activities:			
Equity in undistributed earnings of subsidiaries	1,899,902	258,555	337,853
Compensation expense on ESOP and MRP	25,659	99,864	84,228
(Gain) loss on sale of securities available-for-sale	-	78,610	(47,553)
Gain on sale of affiliate	(25,000)	-	-
(Increase) decrease in other assets	54,761	20,098	1,940,038
Increase (decrease) in other liabilities	81,872	(47,591)	220,392
Net cash provided by operating activities	1,509,259	525,400	3,205,763
Investing Activities:			
Investment in subsidiaries, net of dividends received	(2,510)	(28,730)	(2,937)
Proceeds from sales of securities available-for-sale	-	-	751,640
Proceeds from sale of affiliate	25,000	-	-
Net cash provided (used) by investing activities	22,490	(28,730)	748,703
Financing Activities:			
Acquisition of ESOP and MRP shares	3,678	36	(188)
Proceeds from borrowed funds	435,000	1,519,000	2,563,861
Repayment on borrowed funds	(1,450,000)	(300,000)	(5,220,000)
Cash dividends paid	(425,159)	(425,052)	(463,300)
Acquisition of treasury stock	(81,316)	(1,344,245)	(758,792)
Net cash used in financing activities	(1,517,797)	(550,261)	(3,878,419)
Net increase (decrease) in cash and cash equivalents	13,952	(53,591)	76,047
Cash and cash equivalents - beginning of year	35,351	88,942	12,895
Cash and cash equivalents - end of year	$ 49,303	$ 35,351	$ 88,942

18. SELECTED QUARTERLY INFORMATION (UNAUDITED)

	Year Ended September 30, 2004			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 1,791,905	$ 1,756,364	$ 1,786,609	$ 1,786,063
Interest expense	716,855	687,347	708,474	699,651
Net interest income	1,075,050	1,069,017	1,078,135	1,086,412
Provision for loan losses	111,979	9,268	1,235,690	-
Net interest income after provision for loan losses	963,071	1,059,749	(157,555)	1,086,412
Non-interest income	789,051	853,788	909,110	687,564
Non-interest expenses	1,699,529	1,928,324	1,807,634	1,606,829
Income (loss) before taxes	52,593	(14,787)	(1,056,079)	167,147
Provision for income taxes (benefit)	18,838	(4,345)	(401,262)	63,578
Net income (loss)	$ 33,755	$ (10,442)	$ (654,817)	$ 103,569
Earnings (loss) per share:				
Basic	$ 0.05	$ (0.01)	$ (0.92)	$ 0.15
Diluted	$ 0.05	$ (0.01)	$ (0.88)	$ 0.14
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

	Year Ended September 30, 2003			
	Three Months Ended			
	September 30,	June 30,	March 31,	December 31,
Interest and dividend income	$ 1,877,285	$ 1,812,930	$ 1,824,613	$ 1,921,817
Interest expense	785,127	864,317	893,439	1,001,310
Net interest income	1,092,158	948,613	931,174	920,507
Provision for loan losses	431,152	29,488	13,963	75,000
Net interest income after provision for loan losses	661,006	919,125	917,211	845,507
Non-interest income	1,072,286	927,624	829,139	912,695
Non-interest expenses	1,873,816	1,721,630	1,685,664	1,616,301
Income (loss) before taxes	(140,524)	125,119	60,686	141,901
Provision for income taxes (benefit)	(53,279)	47,485	22,705	54,407
Net income (loss)	$ (87,245)	$ 77,634	$ 37,981	$ 87,494
Earnings (loss) per share:				
Basic	$ (0.12)	$ 0.11	$ 0.05	$ 0.11
Diluted	$ (0.12)	$ 0.11	$ 0.05	$ 0.11
Dividends per share	$ 0.15	$ 0.15	$ 0.15	$ 0.15

19. **BUSINESS SEGMENT INFORMATION**

The Company organizes its business units into two reportable segments: traditional banking activities and employee benefits consulting. The banking segment provides a full range of banking services within its primary market areas of central Alabama. The employee benefits consuting firm operates primarily in the Montgomery, Alabama area.

The segments' accounting policies are the same as those described in the summary of significant accounting policies. The Company's reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because each unit is subject to different marketing and regulatory environments.

The following table presents financial information for each reportable segment:

	September 30, 2004		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 7,096,079	$ 24,862	$ 7,120,941
Interest expenses	2,812,327	-	2,812,327
Net interest income	4,283,752	24,862	4,308,614
Provision for loan losses	1,356,937	-	1,356,937
Net interest income after provision for loan losses	2,926,815	24,862	2,951,677
Non-interest income	1,641,830	1,597,683	3,239,513
Non-interest expenses	5,718,985	1,323,331	7,042,316
Income (loss) before income taxes	(1,150,340)	299,214	(851,126)
Provision for income taxes (benefit)	(437,130)	113,939	(323,191)
Net income (loss)	$ (713,210)	$ 185,275	$ (527,935)
Depreciation and amortization included in other expenses	$ 310,154	$ 67,527	$ 377,681
Total assets at year-end	$140,508,524	$ 1,743,131	$142,251,655

(Continued)

19. **BUSINESS SEGMENT INFORMATION** (Continued)

	September 30, 2003		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 7,416,268	$ 20,377	$ 7,436,645
Interest expenses	3,544,193	-	3,544,193
Net interest income	3,872,075	20,377	3,892,452
Provision for loan losses	549,603	-	549,603
Net interest income after provision for loan losses	3,322,472	20,377	3,342,849
Non-interest income	2,498,122	1,243,622	3,741,744
Non-interest expenses	5,757,392	1,140,019	6,897,411
Income before income taxes	63,202	123,980	187,182
Provision for income taxes	23,968	47,350	71,318
Net income	$ 39,234	$ 76,630	$ 115,864
Depreciation and amortization included in other expenses	$ 269,584	$ 61,614	$ 331,198
Total assets at year-end	$132,459,815	$1,512,626	$133,972,441

(Continued)

19. **BUSINESS SEGMENT INFORMATION** (Continued)

	September 30, 2002		
	Banking Activities	Employee Benefits Consulting	Total
Interest and dividend income	$ 8,476,404	$ 50,788	$ 8,527,192
Interest expenses	4,729,796	-	4,729,796
Net interest income	3,746,608	50,788	3,797,396
Provision for loan losses (benefit)	(667,650)	-	(667,650)
Net interest income after provision for loan losses	4,414,258	50,788	4,465,046
Non-interest income	1,858,705	1,174,749	3,033,454
Non-interest expenses	5,224,580	1,182,151	6,406,731
Income before income taxes	1,048,383	43,386	1,091,769
Provision for income taxes	404,329	16,635	420,964
Net income	$ 644,054	$ 26,751	$ 670,805
Depreciation and amortization included in other expenses	$ 313,669	$ 92,515	$ 406,184
Total assets at year-end	$140,547,478	$2,257,518	$142,804,996

(Continued)

19. **BUSINESS SEGMENT INFORMATION** (Continued)

Following are reconciliations (where applicable) to corresponding totals in the accompanying consolidated financial statements.

	2004	2003
ASSETS		
Total assets for reportable segments	$142,251,655	$133,972,441
Elimination of intercompany receivables	(718,498)	(317,988)
Consolidated assets	$141,533,157	$133,654,453

BOARD OF DIRECTORS OF SOUTHFIRST BANCSHARES, INC. AND FIRST FEDERAL OF THE SOUTH

L. Neal Bice	Owner/Director of Chilton County Feed and Seed Company, Clanton, Alabama; Professor, George C. Wallace State Community College, Clanton, Alabama
Kenneth E. Easterling	Owner/President, Home Printing Company, Clanton, Alabama
H. David Foote, Jr.	Owner/President, Foote Bros. Furniture, Sylacauga, Alabama
Donald R. Hardy	Owner/President/Chief Executive Officer of H&B Builders, Inc. Sylacauga, Alabama
J. Malcomb Massey	President of SouthFirst; President and Chief Executive Officer of Pension & Benefit Trust Company
Sandra H. Stephens	Interim Chief Executive Officer SouthFirst and First Federal; Executive Vice President and Chief Operating Officer of SouthFirst and First Federal
Allen G. McMillan, III	Chairman of the Board of Directors of SouthFirst and First Federal; President/Brecon Knitting Mill, Talladega, Alabama

OFFICERS OF SOUTHFIRST BANCSHARES, INC., FIRST FEDERAL OF THE SOUTH AND PENSION & BENEFIT TRUST COMPANY

Sandra H. Stephens	Interim Chief Executive Officer SouthFirst and First Federal; Executive Vice President and Chief Operating Officer of SouthFirst and First Federal
J. Malcomb Massey	President of SouthFirst, President and Chief Executive Officer of Pension & Benefit Trust Company
Janice R. Browning	Principal Accounting Officer of SouthFirst and First Vice President and Controller of First Federal
Ruth M. Roper	Executive Vice President of Pension & Benefit

Corporate Data

Corporate Headquarters:	126 North Norton Avenue Sylacauga, Alabama 35150
Independent Accountants:	Jones & Kirkpatrick, P.C. Certified Public Accountants 300 Union Hill Drive, Suite 100 Birmingham, Alabama 35209
General Counsel:	Sirote & Permutt, P. C. 2311 Highland Avenue Birmingham, Alabama 35205
Stockholders Services:	Shareholders desiring to change name, address, or ownership of stock, to report lost certificates, or to consolidate accounts, should contact the Transfer Agent: Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016 Attn: Michael W. Jones
Annual Meeting:	Wednesday, May 18, 2005; 10:00 a.m. First Federal of the South 126 North Norton Avenue Sylacauga, Alabama 35150
***Form lO-KSB*:**	The Company's Annual Report for fiscal year ended September 30, 2004 on Form 10-KSB, as filed with the Securities and Exchange Commission, is available to Shareholders who make written requests therefore to Sandra H. Stephens, Interim Chief Executive Officer, at the principal office of the Company, 126 North Norton Avenue, Sylacauga, Alabama 35150. Copies of exhibits and basic documents filed with that report or referenced therein will be furnished to Shareholders of record upon request.

First Federal of the South is a member of the Federal Deposit Insurance Corporation.

SouthFirst Bancshares, Inc.

126 North Norton Avenue

Sylacauga, Alabama 35150